Exhibit 99.1

Orezone Resources Inc.

290 Picton Street, Suite 201
Ottawa, Ontario, K1Z 8P8
Canada

Annual Information Form

For the Year Ended December 31, 2007

March 31, 2008

TABLE OF CONTENTS

ITEM 1 . CORPORATE STRUCTURE		3
1.1	Name and Incorporation	3
1.2	Inter-corporate Relationships	4

ITEM 2 . GENERAL DEVELOPMENT OF THE BUSINESS		4
2.1	Three Year History	4
2.1.1	2005	5
2.1.2	2006	6
2.1.3	2007	6
2.1.4	2008 Outlook	7
2.2	Significant Acquisitions and Dispositions	8
2.3	Risk Factors	8

ITEM 3 . NARRATIVE DESCRIPTION OF THE BUSINESS		17
3.1	General	17
3.2	Overview of Burkina Faso	18
3.2.1	General	18
3.2.2	Mining Legislation and Taxation	19
3.3	Material Mineral Projects	19
3.3.1	Essakane	20
3.3.2	Bondigui (“Bondi”)	29
3.3.3	Séguénéga (“Séga”)	31
3.3.4	Bomboré	34
3.3.5	Other Mineral Projects	36
3.3.6	Drilling Quality Control and Security of Samples	38

ITEM 4 . DIVIDENDS		38

ITEM 5 . CAPITAL STRUCTURE AND MARKET FOR SECURITIES		39
5.1	General Description of Capital Structure	39
5.2	Trading Price and Volume	39

ITEM 6 . DIRECTORS AND OFFICERS		39
6.1	Name, Address, Occupation and Security Holding	39
6.2	Corporate Cease Trading Orders or Bankruptcies	42
6.3	Penalties or Sanctions	42
6.4	Personal Bankruptcies	42
6.5	Conflicts of Interest	42

ITEM 7 . LEGAL PROCEEDINGS AND REGULATORY ACTIONS		42

ITEM 8 . INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		43
8.1	Interest of Management and Others in Material Transactions	43

ITEM 9 . TRANSFER AGENT AND REGISTRAR		43
9.1	Transfer Agent and Registrar	43

ITEM 10 . MATERIAL CONTRACTS		43
10.1	Material Contracts	43

ITEM 11 . INTEREST OF EXPERTS		44

ITEM 12 . ADDITIONAL INFORMATION		44
12.1	Audit Committee Information	44
12.2	Additional Information	48

i

TECHNICAL INFORMATION

The disclosure in this annual information form (“AIF”) of a scientific or technical nature for the Company’s material properties is based on technical reports prepared for those properties in accordance with National Instrument 43-101 —Standard of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and other information that has been prepared by or under the supervision of “qualified persons” under NI 43-101 and included in this AIF with the consent of such persons. Other information has been prepared and included in this AIF following review and verification by the Company’s President, also a ‘‘qualified person’’ under NI 43-101. The technical reports have been filed on SEDAR and can be reviewed at www.sedar.com.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this AIF are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. When used in this AIF such statements use such words as “anticipate”, “may”, “will”, “expect”, “believe”, “plan”, “forecast”, “budget” and other similar terminology. These statements reflect management’s expectations as of the date of such forward-looking statements regarding the Company’s future operational or financial performance and should not be read as guarantees of future performance or results. These forward-looking statements include, but are not limited to, references to: timing of the receipt of governmental approvals and/or acceptances; targets, estimates and assumptions in respect of gold production and prices; amount and type of future capital expenditures and capital resources; mineral reserves and mineral resources; anticipated grades; recovery rates; future financial or operating performance; costs and timing of the development of new deposits; costs, timing and location of future drilling; earning of future interests in various permits; production decisions; costs and timing of construction; operating expenditures; costs and timing of future exploration; and environmental and reclamation expenses.

In particular, forward-looking statements in this AIF include, among others: information regarding the Company’s plans with respect to the future development of the Essakane project; the Company’s direct exploration expenditures on its properties in 2008 are expected to be $10 to $13 million; the expansion of the resource base at the Séga project; testing new gold targets on the Kossa permit and Koyria option; to further advance the exploration drilling on the Mo-Cu Kourki prospect if the scout drilling program results are positive; the results, financial analysis and proposed mining operations contained in the DFS (as defined below); and the projected development schedule of the Essakane project contained herein.  There can be no assurance that future required regulatory approvals will be obtained or that anticipated transactions or proposed work and construction programs will be completed satisfactorily.

Such forward-looking statements are based on a number of material factors and assumptions, including that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns, that no labour shortages or delays are incurred, that plant and equipment functions are as specified, that no unusual geological or technical problems occur, sufficient financing is available and in place and that on-going contractual negotiations will be completely successful and progressed and/or completed in a timely manner.

All references to mineral reserves and resources contained in the documents incorporated by reference are determined in accordance with NI 43-101. Actual recoveries of mineral products may differ from mineral reserves and resources as reported due to inherent uncertainties in acceptable estimating techniques. In particular, “indicated” and “inferred” mineral resources have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated” or “inferred” mineral resource will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven or probable reserves.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to:

•                  risks associated with the funding of the Essakane project;

•                  risks associated with the development of the Essakane project;

•                  risks related to successfully establishing mining operations and profitably producing gold;

•                  risks related to changes in, and volatility of, the price of gold;

•                  risks associated with operating in foreign jurisdictions;

•                  the speculative nature of gold exploration and development projects;

•                  permitting risks;

•                  risks relating to potential changes to governmental regulation;

•                  risks associated with the accuracy of mineral resource and reserve estimates;

•                  risks relating to the fact that the Company’s reserves may not be replaced;

•                  risks associated with the future profitability of the Company depending on the success of the Essakane project;

•                  risks related to the fact that production estimates may be inaccurate;

•                  risks related to the fact that the Company has a history of losses and expects to incur losses for the foreseeable future;

•                  risks related to the reliance on the Company’s management team and outside contractors;

•                  risks related to drill shortages;

•                  risks associated with sample backlogs at assay laboratory facilities;

•                  risks related to the Company’s ability to finance the development of its mineral properties;

•                  risk relating to misrepresentations;

•                  uncertainties related to title to the Company’s mineral properties;

•                  risks relating to government interests in subsidiary holding Mining Permit (as defined herein);

•                  risks relating to health concerns;

•                  environmental risks;

•                  operational risks and hazards inherent in the mining industry;

•                  risks associated with the potential inability to maintain available infrastructure;

•                  risks related to the potential unavailability of insurance to cover certain risks;

•                  risks related to increased competition in the mining industry;

•                  risks related to currency fluctuations;

•                  risks related to the fact the Company does not intend to pay dividends in the foreseeable future;

•                  risks that shareholders’ interest in the Company may be diluted in the future;

•                  factors that have historically made the Company’s share price volatile;

•                  investors outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers; and

•                  risks related to differences in U.S. and Canadian practices for reporting mineral resources.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See ‘‘Risk Factors’’ beginning on page 8. Although the Company has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and accordingly readers should not place undue reliance on forward-looking statements. The Company assumes no obligation to update or revise forward-looking statements to reflect new events or circumstances. You are cautioned against placing undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This AIF has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of the United States securities laws. Without limiting the foregoing, the disclosure in this AIF use terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. For example, the Company uses the terms “probable mineral reserves”, “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” in this AIF to comply with the reporting standards in Canada. Investors are advised that while those terms are recognized and required by Canadian regulations, the Securities & Exchange Commission of the United States (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category or that such resources are economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in place tonnage and grade without reference to unit measures.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Accordingly, information contained in this AIF containing descriptions of mineral projects may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Note 16 of the Company’s December 31, 2007 audited consolidated financial statements identifies the adjustments that would be made to the Company’s consolidated financial statements had they been prepared according to Generally Accepted Accounting Principles in the United States (“US GAAP”).

ITEM 1.                  CORPORATE STRUCTURE

1.1          Name and Incorporation

Orezone Resources Inc. (“Orezone” or the “Company”) is a Canadian corporation engaged in the investigation, acquisition, exploration and development of mineral properties.  The Company was incorporated under the Canada Business Corporations Act by articles of incorporation dated September 22, 1989, under the name Garde, Société d’exploration minière inc.  By articles of amendment dated November 30, 1995, the Company changed its name to

Orezone Resources Inc / Ressources Orezone Inc. and the outstanding class “A” shares of the Company (the “Shares”) were consolidated on a five-for-one basis.  On June 17, 2004 shareholders approved the re-designation of all authorized, issued and outstanding Class A shares of the Company into the same number of common shares.

In November 1999, the shares of the Company commenced trading on The Toronto Stock Exchange (“TSX”) under the symbol “ORZ”.  On March 18, 2004, the Company’s shares began trading on both the American Stock Exchange (“AMEX”) and the TSX under the symbol “OZN”.

The registered and principal office of the Company is located at 290 Picton Street, Suite 201, Ottawa, Ontario, K1Z 8P8.  The Company also has field offices in the cities of Ouagadougou, Burkina Faso; Niamey, Niger and Bamako, Mali, all of which are in West Africa.

1.2          Inter-corporate Relationships

The Company has the following material subsidiaries:

Name	Jurisdiction of Establishment	% of Votes Attaching to All Voting Securities of the Subsidiary
Orezone Inc. (“OZNI”)(1)	British Virgin Islands (May 15, 2002)	100%
Burkina Resources Inc. (“BRI”)	British Virgin Islands (June 8, 2005)	100%
Niger Resources Inc. (“NIGER”)(2)	British Virgin Islands (March 1, 2006)	100%
Orezone Mali s.a.r.l. (“OMS”)(3)	Republic of Mali (June 12, 2007)	100%
Orezone Essakane (BVI) Limited (“OEL”)(4)	British Virgin Islands (June 27, 2007)	100%
Essakane Limited (“EL”)(5)	British Virgin Islands (December 3, 2004)	100%
Essakane s.a.r.l(6)	Burkina Faso (July 17, 2006)	100%
Orezone Inc. s.a.r.l.	Burkina Faso (September 18, 2003)	100%
Gold Fields Burkina Faso SARL (“GFBF”)(7)	Burkina Faso (October 20, 2005)	100%
Essakane S.A. (“Essakane S.A.”)(8)	Burkina Faso (January 21, 2008)	90%

(1)             OZNI has a wholly owned subsidiary, Orezone Inc. SARL, which was incorporated under the laws of Burkina Faso in 2003 and carries out the Company’s business activities in that country.

(2)             NIGER was incorporated to hold additional mining exploration permits in the country of Niger.

(3)             OMS was incorporated to carry out exploration activity in Mali.

(4)             OEL was incorporated to hold the assets and subsidiaries related to the exploration and mining of the Essakane property in Burkina Faso.

(5)             EL was a subsidiary jointly held by Orezone (40%) and Gold Fields (60%).  On November 26, 2007, Orezone acquired Gold Field’s 60% interest in this subsidiary and the intention was for this subsidiary to be dissolved once the Essakane mining permit was obtained.  The Mining Permit was obtained in February 2008.

(6)             Essakane s.a.r.l. was incorporated in Burkina Faso to hold the Essakane joint-venture exploration permits.

(7)             GFBF was a Burkina Faso subsidiary of Gold Fields Orogen Holding (BVI) Ltd., which was acquired by Orezone on November 26, 2007 as part of the acquisition of EL.  This subsidiary was carrying out all Essakane exploration activity. This subsidiary will be dissolved and all assets transferred to the subsidiary, Essakane S.A as the new operating company for the Essakane project.

(8)             Essakane S.A. is jointly held by OEL (90%) and the Burkina Faso Government (10%).  This subsidiary holds the Essakane mining permit and will carry out all Essakane mining activity.

ITEM 2.                  GENERAL DEVELOPMENT OF THE BUSINESS

2.1          Three Year History

Over the past three years, the Company has been active in the investigation, acquisition, exploration and development of mineral properties. The Company’s primary focus over this period of time has been on gold properties in West Africa, particularly in Burkina Faso and Niger. West Africa is an attractive area for gold exploration because of its geological potential, relatively unexplored nature and the near surface, oxidized nature of many deposits which contributes to lower exploration and development costs.

At the present time Orezone has interests in five different projects in Burkina Faso, made up of 16 different exploration permits, covering a total of 2,791 km², plus options acquired during the first quarter of 2007 to earn into five additional permits located in Burkina Faso. Orezone also has a 999 km² permit in Niger, which it acquired in the fourth quarter of 2004, plus an option acquired in the first quarter of 2006 to earn into another permit in Niger. In addition, a wholly-owned subsidiary of Orezone was granted two uranium exploration permits in Niger in April 2007, and has three additional applications pending. All Mali gold permits and options were abandoned during the third quarter of 2007. Refer to Item 3 for a more detailed description of all mineral properties.

2.1.1                     2005

In 2005, Orezone’s exploration expenditures in West Africa totalled $6.6 million. The most significant developments during the year were the decision by joint venture partner Gold Fields Limited (together with it’s relevant subsidiaries, “GFL”) to proceed with a pre-feasibility study on Essakane project while aggressively drilling the EMZ deposit, and a CDN$30 million public equity financing completed in December, 2005.

In 2005 expenditures by GFL increased to $14.2 million on the Essakane project as infill and expansion drilling continued and the pre-feasibility study was initiated. GFL’s original objective was to complete a resource update by the middle of 2005, commence a full feasibility study in the fall of 2005 and make a production decision by the middle of 2006. This schedule was pushed back nine to twelve months due to congestion at assay laboratories in West Africa, which delayed sample results, the need to complete deep oriented core drilling to refine the geological model, partially due to the intersecting of new mineralization below the EMZ, assay QA/QC issues relating to coarse particulate gold, and slow response times from consultants due to the high level of demand for their services. During 2005, GFL’s expenditures on the Essakane project surpassed the $8.0 million level required to earn a 50% interest in the project. GFL assumed management of the project in January, 2006 and from that point forward made all expenditures directly, rather than through Orezone.

On the Séga project, expenditures increased to $3.2 million as follow-up drilling on the RZ, Bakou, and Gambo deposits continued, new deposits were discovered in the Tiba area, and core drilling for geological and metallurgical purposes was initiated on all deposits.

Exploration expenditures of $651,000 at the Bondi project in 2005 were substantially lower than in the previous year as the Company’s resources were focused on Essakane and to a lesser extent, the Séga project. The 2005 exploration programs nevertheless resulted in the discovery of Zone 2N, located about 800 m to the north of the Zone 2 deposit discovered in 2003.

Exploration expenditures on the Bomboré project in Burkina Faso totalled $909,000 in 2005, or more than half way through the expenditure level required to earn a 50% interest in the project by January 2007. The main objective of the 2005 exploration program was to validate the results obtained by the previous operator by increasing the drilling density on the best mineralized zones.

Expenditures on the Kossa permit in Niger amounted to $777,000 in 2005. Regional reconnaissance was completed during the first half of 2005 and ground geophysical surveying programs were initiated in the last quarter of 2005.

2.1.2                     2006

In 2006, Orezone’s direct exploration expenditures in West Africa totalled $9.0 million. During the year GFL announced an increased budget and expanded scope of the EMZ deposit pre-feasibility study and the Company made an investment in Greencastle Resources Ltd. (“Greencastle”) who granted Orezone options to earn an interest in two gold exploration permits in Niger. Exploration efforts in 2006 were focused on Séga, Bondi and Bomboré projects in Burkina Faso and on the three Niger projects.

On Essakane, joint venture partner GFL committed an additional $9.3 million for additional drilling on the EMZ deposit and its extensions to the north and south, a re-assay program to determine if the previous methodology had understated the grade of the deposit, regional exploration of targets around the EMZ and ongoing engineering studies to bring the project to the full feasibility study stage. GFL’s objective was initially to complete the new resource estimate in the second quarter of 2006, the pre-feasibility study in the fall and the full feasibility study in 2007 following which a production decision could be made. An updated resource estimate for the EMZ was submitted to Orezone by GFL in April 2006, based on September 2005 data.

On the Séga project, a NI 43-101 compliant resource estimate was completed by Met-Chem Inc. (“Met-Chem”) based on exploration work up to and including June 2005. It includes only the Gambo, Bakou and RZ zones. The 2006 work programs advanced the definition of all known deposits, with complementary metallurgical sampling carried out on the new Tiba deposits. A technical scoping study was undertaken during the fourth quarter of 2006. Expenditures for the year amounted to $2.5 million.

On the Bondi project, 2006 expenditures amounted to $2.0 million. The 2006 programs included expanded gradient IP coverage, metallurgical drilling, implantation of trigonometric beacons in the project area, a photogrammetric survey, a high-resolution resistivity survey along the auriferous structure, and the 3D geological modeling of the resources. New targets were tested which resulted in the discovery of another mineralized structure in Zone 2N area.

In Niger, $2.3 million was spent on three gold projects. Reconnaissance drilling on the Kossa permit resulted in the discovery of significant mineralization on three regional targets, the most significant discovery being on the Kossa South target. Reconnaissance mapping was followed by ground geophysical surveys and scout drilling on several targets on each of the two Greencastle permits, with significant auriferous mineralization intersected on both permits.

Expenditures of $763,000 were incurred on the Bomboré project, which enabled the Company to meet the threshold required to earn a 50% interest. The work program included ground geophysics and RC drilling, and was designed to test possible extensions of the known auriferous structures and expand the gold resources on the project.

2.1.3                     2007

In 2007, Orezone’s direct exploration expenditures in West Africa totalled $10.1 million. During the year GFL completed a definitive feasibility study on the Essakane EMZ deposit (the “DFS”), thereby increasing their interest in the project to 60%, the project was approved by the Ministry of Environment, and Orezone acquired GFL’s 60% interest in the project. Exploration efforts in 2007 were focused on Séga, Bondi and Bomboré projects in Burkina Faso and on the three Niger gold projects.

On the Essakane project, the resources were updated twice by Snowden Mining Industry Consultants (from Perth, Australia) during the year, resulting in a 100% increase in the recoverable indicated resources to 3.8 Moz and a 40% decrease in the recoverable inferred resources to 0.9 Moz. Joint venture partner GFL delivered the DFS to Orezone for the project in September 2007. Orezone entered into an agreement to acquire GFL’s 60% interest in the Essakane project in October 2007, and completed this acquisition on November 26, 2007, by paying GFL $150,000,000 in cash and by issuing GFL 41,666,667 common shares of the Company at a price of $1.20 per share. Orezone appointed Louis Gignac, former President, CEO and Director of Cambior, as Project Executive to manage and to build the Essakane operation team and to execute the development and construction of the project. The project received approval from the Minister of Environment at the end of November 2007, and then received approval from the National Mining Commission at the end of December 2007. The project received the Mining Permit (as defined below) in March 2008.

On the Séga project, Orezone signed option agreements with five separate holders of contiguous permits and was granted a new permit over the most prospective portion of the Séga permit that had expired at the beginning of January 2007, consolidating a land package of 1,167 km² centered around the new Tiba permit. A new NI 43-101 compliant resource estimate was completed by Met-Chem based on exploration work up to and including June 2006. It includes resources from the Gambo, Bakou, RZ and Tiba zones. The 2007 work programs advanced the definition of all known deposits, with new discoveries at Bakou and Tiba. A technical scoping study including a baseline environmental study report, a metallurgical report and a mining report was completed by Genivar Société en commandite (Rouyn-Noranda, Canada). Expenditures for the year amounted to $3.9 million.

On the Bondi project, 2007 expenditures amounted to $2.3 million. The 2007 programs included definition drilling on the deposit with infill drilling and new target evaluation (e.g., Zone 2 North, Z2N). New target drilling intersected mineralized zones at Z2N and this new drilling data was included in an updated resource model.  The resource model was validated by Met-Chem and a resource update was announced in March 2008.

Expenditures of $1.1 million were incurred on the Bomboré project. The work programs included RC drilling, check mapping, re-logging, metallurgical test work, resource modeling and DD drilling.  A preliminary resource model based on drilling up to March 2007 was completed and submitted to Met-Chem for review.  Met-Chem reviewed the data and constructed a new resource model to generate the first NI 43-101 resource estimate on Bomboré, which was announced in February 2008.

In Niger, $2.4 million was spent on three gold projects. Follow up drilling on the Kossa permit extended the Kossa South trend. Work on the Kourki Molybdenum-Copper (Mo-Cu) target was advanced with detailed mapping, ground geophysics surveys and an initial scout drilling program. Follow up drilling and scout drilling on new targets generated poor results on the Namaga option, which was abandoned in July 2007. Exploration programs on the Koyria option included reconnaissance mapping and sampling, scout and follow up drilling and airborne geophysics.

Two uranium exploration licenses totalling 980 km in Arlit area were granted to Orezone’s wholly-owned subsidiary NIGER in April 2007. Field work stopped in July after an initial geological reconnaissance and the mandatory beaconing of the new permits. Expenditures of $250,000 were incurred in 2007.  In February 2008, the Company announced jointly with North Atlantic Resources Ltd. (NAC: TSX) the formation of a new uranium exploration company that has a combined land holding of 4,000 km² in the heart of Niger’s uranium producing Tim Mersoi Basin.  Orezone and NAC will each hold initially a 50% interest in the new entity.

2.1.4                     2008 OUTLOOK

The Company’s direct exploration expenditures on its properties in 2008 are expected to be in the order of $10 to $13 million. The Company’s main objectives for 2008 are:

•                  In the Essakane area, to sign the Mining Convention (as defined below), complete the project financing, optimize the feasibility study and commence construction of the project. Definition drilling programs are planned on EMZ and Falagountou deposits. An initial resource estimate will be prepared for Falagountou deposit. EMZ resources and reserves will be updated.

•                  In the Séga area, to expand the resource base with definition drilling programs in the Bakou and Tiba areas and to update the resource estimate to include 2007 and 2008 drilling programs;

•                  In the Bondi area, to complete petrographic work and continue resource evaluation;

•                  On the Bomboré project, completion of the metallurgical test program initiated in 2007, completion of resource definition drilling (DD and RC) initiated in 2007 in Q3, and updating the resource estimate during the fourth quarter 2008.

•                  In Niger, to test new gold targets on the Kossa permit and Koyria option, and to further advance the exploration drilling on the Kourki Molybdenum-Copper porphyry prospect if the scout drilling program results are positive.

2.2          Significant Acquisitions and Dispositions

OEL, a wholly owned subsidiary of the Company, acquired all of the issued and outstanding ordinary shares of Essakane (BVI) Limited (“Essakane BVI”) held by Gold Fields Essakane (BVI) Limited, representing a 60% interest in Essakane BVI.  Essakane BVI is a joint venture gold mining company in Burkina Faso. Prior to the acquisition, Orezone held a 40% interest in Essakane BVI.  In addition, Orezone acquired all of the issued and outstanding ordinary shares in the capital of Gold Fields Burkina Faso SARL. Consideration for the acquisition included $158,719,608 in cash (which includes expenses and debt of Essakane BVI) and 41,666,667 common shares of Orezone ($50,000,000 at a price of $1.20 per share). Orezone raised the purchase price through a public and private issuance of shares.  Pursuant to an underwriting agreement, Orezone issued 154,200,000 common shares to the public for aggregate gross proceeds of $185,040,000. In addition, Minquest Fund I, L.P. subscribed, by way of a concurrent private placement, for 12,500,000 common shares of Orezone at $1.20 per share, resulting in gross proceeds of $15,000,000 to Orezone.  Further to the public offering, the Company raised aggregate gross proceeds of $16,648,596 from the sale of 13,873,830 common shares upon exercise of the over-allotment option by the underwriters. The shares of Essakane BVI and Gold Fields Burkina Faso SARL were purchased by the Company from two subsidiaries of GFL, both of which were party to a members agreement with the Company dated April 1, 2007, which gave effect to the terms of an option agreement between the same parties concerning the Essakane project.

In July 2007 Orezone abandoned the Namaga option with Greencastle in Niger, in June 2007 the Markoye permit in Burkina Faso, and in September 2007 all three permits and option in Mali.

2.3          Risk Factors

The Company’s business at the present stage of exploration and development of its mineral properties involves a high degree of risk and uncertainty. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company. In addition to other information contained or incorporated by reference in this AIF, prospective purchasers should give careful consideration to the following factors.

The Company does not currently have sufficient funds to develop the Essakane Project.

The Company does not currently have sufficient funding to complete the development of the Essakane project. In order to finance the development of the Essakane project, the Company will have to issue additional equity, borrow sufficient funds from third party lenders or both. There can be no assurance that funding will be available to the Company or available on terms that do not adversely affect the projected economic return from the development of the Essakane project. If funding is obtained through the issue of additional equity, shareholders’ interest in the Company may be diluted.

There are risks associated with the development of the Essakane Project.

Challenges associated with the development of the Essakane project include, but are not limited to, securing a bilingual work force, the training of Burkina Faso nationals as skilled mine operators, many of whom will need to be recruited from outside the local area, and the need to resettle approximately 11,000 people. The inability to implement an effective training program on a timely basis could result in delays to the development of the Essakane project, and could adversely affect mine development and production. In addition to this, any opposition to the resettlement program may cause further delays and costs in the development of the Essakane project.

The Company has the necessary mining permit to commence development of the Essakane project but requires a mining convention confirming the fiscal terms with the government prior to the extraction of metals.  Although the company has committed to ordering some equipment with long order times and has secured the EPCM contractor for the plant, the Company requires sufficient financing to complete the entire project. Delays in obtaining these final items could lead to project delays and result in higher capital costs than anticipated.

Orezone has no history of producing gold from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce gold.

Orezone has no history of producing gold from its current portfolio of mineral exploration properties. All of the Company’s properties are in the exploration and/or development stage. The future development of any properties found to be economically feasible will require Board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, Orezone is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•                  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•                  the availability and costs of skilled labour, consultants, mining equipment and supplies;

•                  the availability and cost of appropriate smelting and/or refining arrangements;

•                  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

•                  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mineral exploration properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce gold at any of its properties.

Gold price volatility may affect the profitability and financial position of Orezone.

A principal factor that will affect the Company’s ability to successfully execute its business plan is the price of gold. The price of gold in U.S. dollars has increased from approximately $260 per ounce early in 2001 to over $947.50 per ounce on March 27, 2008.

There are numerous factors outside of Orezone’s control that may affect the price of gold including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, levels of gold production, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the availability and attractiveness of alternative investment vehicles, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events or conditions.

The future trend in the price of gold cannot be predicted with any degree of certainty. The market price of gold affects the economics of any potential development project, as well as having an impact on the perceptions of investors with respect to gold equities, and therefore, the ability of the Company to raise capital. A decrease in the market price of gold and other metals could affect the Company’s ability to finance the development of the Essakane project and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold will remain at current levels or that such prices will improve or that market prices will not fall.

If the market price of gold falls and remains below variable production costs of any of the Company’s planned mining operations at the Essakane project or any other project for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the mining and exploration activities. The Company would also have to assess the economic impact of any sustained lower gold prices on recoverability and, therefore, the cut off grade and level of gold reserves and resources. These factors could have an adverse impact on future cash flows, earnings, results of operations, stated reserves and financial condition.

Foreign investments and operations are subject to numerous risks associated with operating in foreign jurisdictions.

Orezone’s principal assets are located in Burkina Faso, West Africa, and therefore its foreign mining and exploration operations are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on Orezone’s profitability or the viability of its affected foreign operations, which could have a material and adverse effect on Orezone’s future cash flows, earnings, results of operations and financial condition.

The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, foreign investments, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Company’s title to properties, problems renewing licenses and permits, opposition to mining from environmental or other nongovernmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure, and the expropriation of property interests. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Burkina Faso or by its court system. Any of these events could result in conditions that delay or prevent the Company from exploring or ultimately developing its properties even if economic quantities of minerals are found.

While the government of Burkina Faso has modernized its Mining Code and is considered by the Company’s management to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political system of Burkina Faso should be considered by investors to be less predictable than in countries such as Canada and the U.S. The possibility that the current, or a future, government may adopt substantially different policies or take arbitrary action which might halt exploration, extend to the re-nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, the happening of any of which could result in a material and adverse effect on the Company’s results of operations and financial condition. The Company does not currently maintain ‘‘political risk’’ insurance.

Gold exploration and development projects may not be successful and are highly speculative in nature.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile and cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or in mineral projects failing to achieve expected project returns. There is no assurance that commercial quantities of gold or other minerals will be discovered on any of the Company’s exploration properties. There is no assurance that, even if commercial quantities of gold or other minerals are discovered, a mineral property will be brought into commercial production. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, many years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the Company’s control.

Government regulations and permitting may have an adverse effect on Orezone’s mining operations.

Orezone’s mining operations and exploration and development activities are subject to laws and regulations governing health and worker safety, employment standards, exports, price controls, taxation, waste disposal, management and use of toxic substances and explosives, protection of the environment, mine development, protection of endangered and protected species, reclamation, historic and cultural preservation and other matters. Each jurisdiction in which Orezone has properties regulates mining activities. Furthermore, the Company requires a mining convention (fiscal terms and stability agreement with the government) prior to extracting metals from its Essakane. Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms and conditions of existing permits and agreements applicable to Orezone or its properties, which could have a material and adverse effect on Orezone’s current operations or planned exploration and development projects. Where required, obtaining necessary permits can be a complex, time consuming process and Orezone cannot assure that any necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Orezone from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

Orezone’s mineral resource and reserve estimates are only estimates and may not reflect the actual deposits or the economic viability of gold extraction.

The figures presented for mineral resources and reserves are only estimates. The estimating of mineral resources and reserves is a subjective process and the accuracy of mineral resource and reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineral resource and reserve estimate, and the actual deposits encountered and the economic viability of, and returns from, mining a deposit may differ materially from Orezone’s estimates.

Estimated mineral resources may require adjustments or downward revisions based on changes in gold prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. Market price fluctuations for gold, increased production costs or reduced recovery rates, or other factors may render the then current mineral resources and reserves of Orezone uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated mineral reserves or estimated resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Other than the Essakane project, the Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on the Company’s properties. The failure to establish proven and probable reserves would severely restrict the Company’s ability to successfully implement its strategies for long-term growth.

The Company’s reserves may not be replaced.

The Essakane project is currently the Company’s only source of potential gold production and has an expected life of mine of less than nine years based upon the current estimated life of mine. If these reserves are not replaced, this could have an adverse impact on future cash flows, earnings, results of operations and financial condition.

Reserve and resource calculations may be over/underestimated as a result of coarse gold at the Essakane Project.

The Essakane project is a ‘‘coarse gold’’ deposit with particles up to 5mm in diameter. Every attempt has been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using various sample preparation and analytical techniques and by re-assaying many of the earlier samples using these sample preparation and analytical techniques. There is still some uncertainty regarding the grade of the deposit, and this grade could be lower or higher than predicted by the grade model developed for the feasibility study and included in the Essakane Technical Report.

Orezone’s future profitability depends on the success of the Essakane Project.

The Company anticipates that the majority, if not substantially all, of its net income in the future will come from the Essakane project. There are no assurances that the Company will be able to successfully complete, commission and operate the Essakane project. If it is unable to do so, its ability to generate net income will be materially adversely affected. Moreover, the permits underlying the Essakane project are due to expire in 2009 unless a Mining Convention and Mining Permit are granted to the Company prior to expiry of the current exploration permits.

Production estimates may be inaccurate.

No assurance can be given that production estimates for the Essakane project will be achieved. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

Actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Orezone has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following net losses during each of the following periods:

•                  $3.1 million for the year ended December 31, 2007;

•                  $1.1 million for the year ended December 31, 2006;

•                  $5.3 million for the year ended December 31, 2005; and

•                  $1.3 million for the year ended December 31, 2004.

The Company had an accumulated deficit of $17.6 million as of December 31, 2007.

The Company expects to continue to incur losses unless and until such time as the Essakane project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Company’s properties, including the Essakane project, will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

Orezone relies on its management team and outside contractors, and the loss of one or more of these persons may adversely affect Orezone.

The Company’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. Consequently, the success of the operations and activities of Orezone is dependent to a significant extent on the efforts and abilities of this management team. Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors. Orezone does not have in place formal programs for succession of management and training of management. The loss of one or more of these key employees or contractors, if not replaced, could adversely affect Orezone’s profitability, results of operations and financial condition. Should any or all of the existing management resign from the Company, there can be no assurance that the directors will be able to replace such persons, or replace them in a timely manner. Any such occurrence may materially and adversely affect Orezone’s profitability, results of operations and financial condition. At present, the Company does not maintain any ‘‘key man’’ life insurance.

The Company is experiencing minor delays as a result of drill shortages in West Africa.

At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could cause some delays for the Company to properly evaluate its holdings and ultimately to put them into production.

The Company has experienced sample backlog at assay laboratory facilities.

In the past, the Company has experienced sample backlogs at an assay laboratory, which consequently delayed resource updates from the Essakane project. This problem was alleviated by the commissioning of two more independent labs in Ouagadougou and at the Essakane project site itself. However, there can be no assurance that similar backlogs will not occur in the future, and if such backlogs occur, they could delay the Company’s ability to properly evaluate its holdings and ultimately to put them into production.

The Company’s operations are subject to financing risks.

At the present time the Company does not have any producing projects and no sources of revenue. The Company’s ability to explore for and find potential economic properties, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any properties that the Company develops will require significant capital expenditures. There is no assurance that the Company will be able to raise the funds required to develop the Essakane project, continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

The Company’s properties are subject to title risks.

The Company has taken all reasonable steps to ensure that it has proper title to its properties. However, the Company cannot provide any guarantees that there are no prior unregistered agreements, claims or defects that may result in the Company’s title to its properties being challenged. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Government of Burkina Faso has the right to 10% ownership of certain subsidiaries.

In accordance with the mining laws of Burkina Faso, the government of Burkina Faso will have a 10% free carried interest in the company holding the Mining Permit for the Essakane project and any other producing mineral project of the Company in Burkina Faso. The carried interest comes into existence at the time the government issues a mining permit for the relevant project.

Health risks associated with the mining workforce in Burkina Faso.

Malaria and other diseases such as HIV/AIDS represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa and are a major healthcare challenge faced by the Company’s operations in Burkina Faso. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs as a result of these high health risks, which may have a material adverse effect on the Company’s operations.

The Company’s properties are subject to environmental risks.

Both exploration programs and potential future mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment, including those addressing emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive, with the trend towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. Orezone cannot give any assurance that, notwithstanding its precautions and history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

Orezone’s potential future mining operations will be subject to operational risks and hazards inherent in the mining industry.

While the Company’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to the risks inherent in the mining industry, including fluctuations in fuel prices, commodity prices, exchange rates, metal prices, costs of constructing and operating a mine as well as processing and refining facilities in a specific environment, the availability of economic sources of energy and the adequacy of water supplies, adequate access to the site, unanticipated transportation costs, delays and repair costs resulting from equipment failure, changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands), and industrial accidents and labour actions or unrest. The occurrence of any of these factors could materially and adversely affect the development of a project, and, as a result, materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. Hazards such as the discharge of pollutants or hazardous chemicals, unanticipated grade and tonnage of ore to be mined and processed, unusual or unexpected adverse geological or geotechnical formation, or unusual or unexpected adverse operating conditions, slope failure, rock bursts, cave-ins, failure of pit walls or dams, fire, and natural phenomena and ‘‘acts of God’’ such as inclement weather conditions, floods, earthquakes or other conditions may be encountered in the drilling and removal of ore. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company may incur liability as a result of pollution and other casualties, and may not be able to insure fully or at all against such risks, due to political reasons, unavailability of coverage in the market place or other reasons, or may decide not to insure against such risks as a result of high premiums or for other reasons. This can result in delayed production, increases in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

Interference in the maintenance of infrastructure could adversely affect the development and operation of the Essakane Project.

Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in or neglect of the maintenance or provision of such infrastructure could adversely affect the development and operation of the Essakane project, and the financial condition and results of operations of the Company.

The Company’s insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured or uninsurable.

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. These risks include, in the course of exploration, development and production of mineral properties, unexpected or unusual geological operating conditions including, environmental damage, employee injuries and deaths, rock bursts, cave-ins, fire, flooding and earthquakes.

Although the Company maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in all circumstances. No assurance can be given that such insurance will continue to be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. Should liabilities arise as a result of insufficient or non-existent insurance, any future profitability could be reduced or eliminated and result in increasing costs and a decline in the value of Orezone’s securities.

The mining industry is extremely competitive.

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which are larger and have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Currency fluctuations may affect Orezone’s financial performance.

Currency fluctuations may affect costs of the Company’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses are in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company’s profitability, cash flows and financial position. The Company does not currently have a hedging policy and could adopt such a policy in the context of the senior and subordinated debt it may raise to finance its projects. Accordingly, the Company currently has no protection from declines in mineral prices and currency fluctuations.

The Company does not intend to pay dividends in the foreseeable future.

The Company has paid no dividends on its common shares to date and does not anticipate paying dividends on its common shares in the foreseeable future. Orezone anticipates that for the foreseeable future it will retain all future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including Orezone’s operating results, financial condition and current and anticipated cash needs.

Shareholders’ interest in Orezone may be diluted in the future.

The Company may undertake additional offerings of its common shares or of securities convertible into common shares including stock options and similar incentive plans in the future. The increase in the number of common shares issued and outstanding and the possibility of the issuance of common shares on conversion of convertible securities may have a depressive effect on the price of common shares. In addition, as a result of such additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Orezone’s common shares are publicly traded and are subject to various factors that have historically made Orezone’s share price volatile.

The market price of the Company’s common shares may fluctuate based on a number of factors in addition to those listed in this AIF, including:

•                  the Company’s operating performance and the performance of competitors and other similar companies;

•                  the market’s reaction to the issuance of securities or to other financing transactions, to the Company’s press releases and other public announcements and to the Company’s filings with the various securities regulatory authorities;

•                  changes in earnings estimates or recommendations by research analysts who cover the Company’s common shares or the shares of other companies in the resource sector;

•                  changes in general economic conditions;

•                  the arrival or departure of key personnel;

•                  acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•                  the factors listed under the heading ‘‘Cautionary Notice Regarding Forward-Looking Statements’’.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

There are differences in U.S. and Canadian practices for reporting mineral resources.

The Company’s resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports mineral resources in accordance with Canadian practices. These practices are different from the practices used to report estimates of mineralization that do not constitute ‘‘reserves’’ in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred mineral resources. In the United States, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, ‘‘inferred mineral resources’’ have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of ‘‘contained ounces’’ is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report estimates of mineralization in deposits that do not constitute ‘‘reserves’’ as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and mineral resources contained herein may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against Orezone, its directors, its executive officers and some of the experts named in this AIF based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

The Company is organized under the laws of Canada and its principal executive office is located in the Province of Ontario. Most of the Company’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in the other jurisdiction of residence. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or the Company.

ITEM 3.                  NARRATIVE DESCRIPTION OF THE BUSINESS

3.1          General

The principal business of the Company is the investigation, acquisition, exploration, development and ultimately operation of resource properties, primarily precious metals. The Company commits its own resources to the initial evaluation of mineral properties, and in select situations if, and when warranted, the Company will enter into joint ventures with other businesses to continue the development of such properties. In the course of its activities, the Company may enter into different types of agreements common in the mineral resource industry such as purchase agreements, option agreements to purchase mining properties and/or joint venture agreements.

The Company’s principal exploration activities are currently focused on the country of Burkina Faso, in West Africa where it has been active since 1996. The Company currently holds the rights to explore five project areas in Burkina Faso, which are made up of 16 exploration permits covering a total of 2,762 km² and five permits covering 854 km² in which Orezone has an option to earn an interest. The Company has a gold permit of 999 km² in Niger, and an option agreement enabling it to earn into another permit that covers 1,045 km². The Company was also granted two uranium exploration permits in Niger in 2007.

As at December 31, 2007, the Company had approximately eight full time employees at its head office in Ottawa, Ontario, Canada. The Company also maintains administrative offices in Ouagadougou, the capital of Burkina Faso, Niamey, the capital of Niger, and Bamako, the capital of Mali, as well as regional exploration camps near the Essakane, Bondi, Golden Hill, Bomboré and Séga projects in Burkina Faso, and on each of the two gold permits held in Niger. The Company currently has a full time staff of approximately 150 in Burkina Faso, 20 in Niger and one in Mali, all of whom are either employees or contractors.

3.2          Overview of Burkina Faso

3.2.1                     General

Burkina Faso, formerly known as Upper Volta and part of French West Africa until August 5, 1960, is now an independent republic with a democratic government. President Blaise Compaoré took power in 1987 and a draft constitution was instituted in 1991 following a national referendum. President Compaoré was elected to office in 1991 along with an Assembly of People’s Deputies. He was re-elected through a democratic process for another five years in 2005.

Burkina Faso is a landlocked country that lies just to the south of the Sahara Desert and to the west of Niger, to the north of Ghana and to the southeast of Mali. The capital city is Ouagadougou, while the industrial centre lies in Bobo-Dioulasso.

Burkina Faso has a population of approximately 14 million. French is the official language of government and business; however tribal languages belonging to the Sudanic family are spoken by 90% of the population. There is a wide range of ethnic and religious groups in Burkina Faso with Mossi (24%) being the most common ethnic group and Muslim (50%) the most practiced religion. Burkina Faso has two airports with paved runways and 31 airports with unpaved runways, 622 km of rail lines, 12,506 km of highways of which 16% are paved, and electricity production totalling 516 million kwh.

Following the West African franc currency devaluation in January 1994, the government updated its development program in conjunction with international agencies, and exports and economic growth have increased. The country’s GDP was estimated at $6.9 billion in 2007 making Burkina Faso one of the poorest countries in the world on a per capita basis. Exports from Burkina totalled $676 million with imports at $1,390 million in 2007 (est.). Cotton accounts for 65% of exports while capital goods (32%), fuel (20%) and food (12%) are the main imports. Inflation was estimated to be at 0.7% in 2007.

Although impoverished and highly reliant on agriculture and small scale local mining for survival, Burkina Faso has also received substantial assistance from the international community which has helped to bolster the economy.

The climate is characteristically tropical with warm, dry winters and hot, wet summers. Agriculture is the main economic activity, employing the majority of the population and accounting for approximately one-third of the GDP. Cotton is the most important agricultural commodity and largest export. Livestock was once Burkina’s major export but it currently ranks far behind cotton and is followed by gold.

3.2.2                     Mining Legislation and Taxation

All of the Company’s Burkina Faso properties are subject to The Mining Law #031-2003 (the “Mining Law”) of Burkina Faso, dated May 8, 2003 and are considered to be exploration permits as defined under the Mining Law. The Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit. Exploration expenditures are required on each permit at the rate of 270,000 CFA ($600) per km², and excess expenditures can be carried over to subsequent years. Annual taxes due at the beginning of the year and at the anniversary date of the permit are assessed at a per km² rate of 2,500 CFA ($6) for the first year, 3,000 CFA ($7) for the second year, 4,500 CFA ($10) for the third year and 7,500 CFA ($17) for the fourth and each succeeding year.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 20 of the Mining Law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As at December 31, 2007 all of the Company’s properties were exploration permits with no requirement to maintain a reserve for future reclamation, however, with the granting of the Essakane Mining Permit in February 2008, the Company will be making the required infrastructure adjustments in Burkina Faso to comply with Article 78.  The Mining Law also guarantees a stable fiscal regime for the life of any mine developed.

All exploitation permits in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% royalty on gold produced in favour of the Burkina Faso government once a mining convention is signed and an exploitation license is awarded by the government. The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

Profits derived from mineral exploitation are taxed at a rate of 20% (amended from 25% in January 2008). Accelerated amortization is available for capital invested to reduce taxable income to zero until depleted. Imports are subject to custom duties which are applied at a rate of 7.5%.

3.3          Material Mineral Projects

The information below relating to the Essakane project is based upon a NI 43-101 report entitled “Orezone Resources Inc.: Update on Essakane Gold Project, Burkina Faso” dated October 2007, prepared by Snowden Mining

Industry Consultants Pty Ltd., GRD Minproc (Pty) Ltd., Gold Fields International Services Ltd., Gold Fields Burkina Faso SARL and Gold Fields Australia Ltd. (the “Essakane Technical Report”) a copy of which can be found electronically at www.sedar.com.

The information below relating to the Séga project is based upon a NI 43-101 report entitled “Technical Report on Mineral Resource Estimation of the Séga (Tiba) Gold Project” dated October 2007, prepared by Met-Chem, a copy of which can be found electronically at www.sedar.com.

The information below relating to the Bomboré project is based on a NI 43-101 report entitled “Technical Report on the Mineral Resource of the Bomboré I Gold Project” dated February 2008, prepared by Met-Chem, a copy of which can be found electronically at www.sedar.com.

The information below relating to the Bondi project is based on a NI 43-101 report entitled “Technical Report on the Mineral Resource of the Bondigui Gold Project” dated March 2008, prepared by Met-Chem, a copy of which can be found electronically at www.sedar.com.

Annual Exploration Expenditures

	2007	2006	2005
Material Project
Essakane	$3,530,804	$1,553,486	$14,171,738
Séga	3,919,565	2,479,355	3,213,216
Bomboré	1,116,846	762,542	908,558
Bondi	1,648,595	2,023,482	650,514
Golden Hill	696,001	208,441	309,898
Kossa	1,179,283	1,274,746	776,698
Namaga	294,479	676,452	—
Koyria	926,986	367,447	—
Other	387,085	784,303	807,591
	13,699,644	10,130,254	20,838,213
Write-off of deferred exploration expenses	(2,039,175)	(202,520)	(3,687,251)
Optionee contributions	(725,405)	(1,151,042)	(14,225,450)

Total	$10,935,064	$8,776,692	$2,925,512

3.3.1                     Essakane

In 2002, OZNI completed a business combination with CIMC, a corporation existing under the laws of the British Virgin Islands and based in London, England. The transaction with CIMC resulted in the Company acquiring a 100% interest in the Essakane group of six permits, which then covered approximately 1,433 km² in northeast Burkina Faso (the “Essakane project”) and were the principal assets of CIMC. On the transaction date, Orezone also entered into a joint venture agreement with GFL to explore and develop the Essakane project. Pursuant to the terms of a joint venture agreement, GFL earned a 50% interest in the project in 2005 after having spent $8 million on the project. GFL increased their interest in the project to 60% in September 2007 when they delivered the DFS to Orezone. Orezone bought back GFL’s interest in the Essakane project on November 26, 2007 and currently holds a 100% interest in the project subject to the 10% carried interest of the Burkina Faso government.

The DFS demonstrates that Essakane is an economically viable project.  Although the Company has ordered long lead items and an EPCM contractor to build the plant a formal decision to proceed with construction has not yet been made.  The Company is currently revising the DFS to include among other things, updated cost estimates and a new mine design based on a $600 gold price and increased throughput in the early years,   The revised study is

expected to be released in the second quarter of 2008.  While a mining permit has been issued by the government of Burkina Faso, the Company is currently negotiating to improve the terms of the standard mining convention.  This process is expected to be completed in the second quarter of 2008 and must be completed prior to completing a $250M debt facility to partially finance the construction of the mine.  The debt facility will also be subject to a number of conditions including raising additional equity which will likely be in excess of $100 million. The Company has begun to place orders and enter into contracts to purchase long lead time equipment in order for ultimate development to proceed as indicated in the project schedule 3.3.1.2.  The Company will need to complete the financing requirements in order to maintain the orders, contracts and schedule.

Project Description and Location — Essakane

The Essakane group of exploration permits is located in the northeast of Burkina Faso, approximately 330 km by road from the capital, Ouagadougou. The nearest large town and potential source of labour is Dori. The project is held in good standing by OZNI which owns a 100% interest in the permits, subject to the right of the government of Burkina Faso to a 10% carried interest at the mineral exploitation phase. The original six permits were issued in July, 2000 and were reduced by 25% in 2006 as required by law and renewed for an ultimate three-year tenure. Orezone applied for a small 27 km² permit in 2005. Part of the ground released in 2006 was re-applied for and a new permit was granted during the fourth quarter of 2006. Markoye permit was abandoned at the end of the second quarter in 2007, bringing the total number of permits included in the project area to eight and the land package to 1,275 km².

Accessibility, Climate, Local Resources, Infrastructure and Physiography - Essakane

Access from the capital is by paved road and then by well-maintained laterite road, and within the permits access is via local tracks and paths. The climate is typically Sahelian with daytime temperatures in the dry season ranging from 25° centigrade in December and January to 50° in April. A wet season occurs between late May and late September and parts of the project become inaccessible due to washouts, temporary streams and muddy conditions which restrict the Company’s ability to carry out its exploration and drilling programs. There is a permanent camp at Essakane which can house approximately 120 personnel. The terrain is predominantly flat with small isolated hills and laterite mesas. Vegetation consists mostly of light scrub and seasonal grasses with some cultivation of millet and maize and livestock grazing.

The Essakane area is sparsely inhabited although there is a nearby village that is largely inhabited by artisan miners and will be moved as part of a mining operation. No power lines are nearby and diesel generators would be required as a source of power. Process water would be supplied from a retaining pond built to collect water during the rainy season with possible supplementation from artesian wells.

History — Essakane

The main Essakane site is situated in the central part of the block of permits where gold-bearing quartz veins have been mined by artisans since 1984. A large number of other artisanal gold mining sites are situated within the block of permits. Workings are concentrated on quartz veins and activity on each is erratic, according to the season. At one time, up to 25,000 artisanal miners and their dependents were on the main Essakane site. State records indicate that in the late 1980’s and early 1990’s the artisans produced approximately 500 kg of gold a year. The workings were managed by Compagnie d’Exploitation des Mines D’Or du Burkina (“CEMOB”). In addition to managing the artisanal workings, CEMOB operated from 1992 a small heap leach plant using artisanal tailings as feed, which produced up to 400 kilograms of gold per year, until it was stopped by CIMC in 2000.

BHP Minerals Ltd. (“BHP”) entered into an agreement with CEMOB in 1995 and undertook trenching, drilling, airborne geophysics and mapping on several gold prospects within the large Essakane exploration permit held by CEMOB. At the main Essakane site, exploration consisted of trenching by CEMOB in the early 1990’s, and then trenching, RC and diamond core drilling by BHP in 1995 and 1996. The drilling consisted of 117 RC holes (7,263

m) and seven diamond drill holes (1,390 m). The EMZ was defined by BHP on a 100 by 50 m grid spacing to an average vertical depth of 60 m.

Exploration within the permits beyond that done at the main Essakane site consisted of reconnaissance mapping of the main gold prospects and limited RC drilling at the Gossey and Falagountou prospects by BHP in 1995.

CIMC acquired the Essakane permits in May, 2000 and entered into an agreement with Ranger Minerals Ltd. (“Ranger”) in September, 2000 whereby Ranger agreed to conduct extensive drilling over the main orebody in order to allow a more precise resource estimation and categorization. A total of 35,000 m of drilling was completed by Ranger in the second half of 2000 and early in 2001 and consisted of 15 HQ size diamond drill holes (1,055 m), 41 RC holes (22,392 m) and 407 RAB holes (12,866 m). The diamond drilling was mainly used to twin RC holes and compare results between the two.

The infill program reduced the drill grid spacing to 50 m by 50 m over the two km strike of the main orebody, and increased the average vertical drilling depth to about 85 m. Drill spacing along strike for a further two km to both the north and south of the main orebody was 100 m between sections and 50 m across the orebody using the RAB technique. Further RAB drill fences were located on sections spaced between 200 and 1,000 m to the south and 1,000 m to the north.

Ranger also undertook mapping, sampling and drilling programs at two other artisanal sites within the permit. 59 RAB holes (1,575 m) were drilled at Falagountou and 92 RAB holes (3,053 m) were drilled at Gossey.

Following the acquisition of CIMC and the signing of a joint venture agreement with GFL in 2002, Orezone carried out exploration programs adopted by the GFL / Orezone Steering Committee and funded by GFL. In 2002, all historical records were assembled and compiled in a GIS database, and a preliminary geological model proposed for the EMZ deposit.

In 2003, regional pedogeochemistry programs were completed on several target areas, followed by RAB and RC drilling programs on five regional targets as well as limited RAB, RC and core drilling on the EMZ to test the geological model, and on Essakane North to test for a possible extension of the EMZ structure. Those programs resulted in the discovery of economic mineralization on four of the five selected regional targets, Sokadie, Falagountou, Korizéna and Gossey. The work completed on EMZ deposit supported the geological model, suggested the presence of a higher grade core, and suggested that the deposit was still open along strike and at depth, especially on the east limb of the interpreted antiformal structure. A first gradient IP survey was completed over the Essakane North target area.

Summary of Drilling at the Essakane Project Area

Type	2003	2004	2005	2006	2007	Total
AC	0	0	0	536	13,975	14,511
DD	601	3,972	24,232	25,961	3,894	58,659
RAB	10,342	1,512	0	0	0	11,854
RC	14,169	35,349	60,033	24,247	2,012	135,809
Total	25,112	40,833	84,264	50,744	19,881	220,833

In 2004, definition RC drilling advanced on the Sokadie, Falagountou, Essakane North and Gossey prospects. Gradient IP and magnetic surveys were completed on all of these prospects, as well as on the EMZ structure and the Tassiri prospect. While initially much of GFL’s effort was directed at exploring a number of large regional gold-in-soil geochemical anomalies to determine if the property hosted other deposits similar to the EMZ, GFL changed its focus during the first quarter of 2004. An emphasis was placed on determining whether or not an economic project could be defined in the near term based on the EMZ deposit alone, and a first program of down-dip definition drilling was completed on the EMZ in March and April of 2004. This program was successful, and a further definition drilling program on a 100 m by 25 m scale was initiated in August 2004 to test the down-dip extension of the EMZ deposit to a vertical depth of 200 m. An infill program was also initiated in the core portion (Panel F) of the EMZ deposit, to increase the drilling density to 50 m by 25 m, allowing a comparison of BHP, Ranger Minerals and Orezone datasets over this panel. The new Panel F drill holes were also drilled deeper than the previous holes to verify the presence of deeper mineralization under the portion of the EMZ deposit that was drilled by BHP and Ranger. Although some encouraging results were obtained in 2004 on the Sokadie, Falagountou and Gossey prospects, the positive results returned from the EMZ programs prompted GFL to suspend all work on regional targets and to initiate a Pre-feasibility Study (PFS) on the EMZ deposit with the objective making a production decision as soon as possible.

Most of the budget in 2005 was directed at infilling and expanding the EMZ deposit, to prepare a new NI 43-101 compliant resource estimate, to complete the PFS and ultimately, a Feasibility Study (DFS) based on the EMZ alone. In order to achieve these goals, a significant infill and expansion drilling program was undertaken which targeted the down dip and on strike extensions of the EMZ and new mineralization which had been intersected below the EMZ in 2004. In addition, GFL engaged a number of independent consultants, as well as in house personnel, to complete the resource update and the PFS in the summer of 2006 with completion of a DFS tentatively scheduled for mid 2006. This timetable was pushed back at least six to nine months due to congestion at assay laboratories in West Africa which delayed sample results, the need to complete deep oriented core drilling to refine the geological model and integrate the new mineralization below the EMZ, assay QA/QC issues relating to coarse particulate gold, and slow response times from consultants due to the high level of demand for their services. The 2005 drilling was successful in confirming the model as well as improving the understanding of the orientation and geometry of high grader grade shoots and lenses within the deposit. The PFS was essentially completed by GFL in 2005 and did not identify any issues to indicate that it would not be technically feasible to build a mine at the Essakane site. During 2005, GFL’s total expenditures on the Essakane project surpassed the $8.0 million level required to earn a 50% interest in the project. GFL took over the full technical management of the Essakane project in June 2005, and assumed full management of the project from January 2006.

The 2006 work program included a number of initiatives designed to optimize project returns, including additional drilling to add resources in the EMZ, examining other development scenarios to reduce capital costs, and a 20,000 sample re-assaying and re-drilling program to determine if the coarse particulate gold content had been underestimated by the previous methodology. A $300,000 regional drill program, funded by GFL and involving approximately 5,000 m of RC drilling on the Bom Kodjélé, Tin Taradat, Takabangou and Tin Zoubaratan target areas early in 2006 did not return positive results. A $640,000 drill program (of which Orezone contributed $220,000) was carried to advance the definition of the Falagountou, Gossey and Sokadie satellite zones. Expenditures by GFL on Essakane exceeded $10 million in 2006.

GFL committed about $11.4 million for the DFS, and then $15 million for the development of the project prior to delivering a positive DFS to Orezone in September 2007 (see highlights in section 3.3.1.2 below). Limited core and RC drilling was completed on EMZ deposit as part of the DFS, and several new regional targets were tested using Air Core (AC) drilling to sample the overburden-bedrock interface.

Geological Setting and Mineralization - Essakane

Precambrian strata of the West African Craton underlie the major part of the region. Although there are three major subdivisions within the craton, gold bearing greenstone belts are best preserved within Birimian and Tarkwaian rocks of the Lower Proterozoic. The Essakane deposit is hosted within a metasedimentary sequence within a Birimian greenstone belt.

Gold mineralization in West Africa closely follows the structural evolution of the host volcanic and sedimentary basins. Historical production in the region has come from gold-bearing conglomerates and major shear zones, and alluvial deposits derived from there, all of which still form important exploration targets. However, recent developments in exploration and extractive technology have led to the discovery and exploitation of large-tonnage, low grade, shallow oxide, saprolite and laterite deposits which often form the near-surface expression of the hard rock deposits and are additional economic targets.

The Essakane deposit consists of a quartz vein arrays and stockwork within a sericitized muscovite and carbonate altered feldspathic meta-arenite bounded by thinly bedded metamorphosed turbidite sequences comprising shales, siltstones and argillites. The arenite unit is exposed along a subtle ridge formed by the crest of a thrust faulted, north-northwest trending overturned anticline that plunges very shallowly to the north. The arenitic unit is 20 to 40

m thick and the contained vein arrays and stockwork appear to be controlled by the intersection of the anticlinal crest with the thrusts and with the axial plane of the anticline, which both dip at 40° to 50° to the northeast. Vein development appears to be contemporaneous with folding and thrusting. Selective sampling of veins at surface indicates that all veining is potentially gold bearing. Gold occurs as free grains in quartz veins (often associated with carbonate and muscovite) and in association with arsenopyrite and pyrite. Wall rock adjacent to the veins is also mineralized, although it is not known if this represents original gold emplacement or gold remobilized in the supergene environment.

Workings in the artisanal pits elsewhere on the permits are less well developed than at Essakane and the geology is not as well understood as a consequence.

Current Exploration and Drilling — Essakane

Resource definition drilling (RC and DD) is currently underway on the Falagountou satellite deposit, with the objective to update the geological and resource models and to release an initial NI 43-101 resource estimate during the fourth quarter of 2008.

Resource definition drilling (DD) on the EMZ deposit is also underway, which will include drilling under the current resource to expand it at depth, as well as infill drilling to covert some of the Inferred resources to the Indicated category, with the objective the update the geological and resource models and to release a NI 43-101 resource update during the fourth quarter of 2008.  This update will also cover the Essakane North extension that was not previously included in the DFS.

3.3.1.1                       Mineral Resources and Mineral Reserves - Essakane

The following mineral reserve and mineral resource estimate tables are derived from the Essakane Technical Report.

Essakane Project — Mineral Reserves(1)

Category	Reporting cut-off(2) (g/t gold)	Tonnage (Tonnes)	Gold Grade(3) (g/t)	Contained Gold (oz)
	Oxide 0.52	11,600,000	1.47	547,000
Probable	Transition 0.58	10,100,000	1.71	555,000
	Fresh 0.64	24,800,000	1.94	1,547,000
Total Probable		46,400,000	1.78	2,649,000
Proven		—	—	—
Total Proven		—	—	—
Total		46,400,000	1.78	2,649,000

(1)                                  Figures have been rounded and this may have resulted in minor discrepancies.

(2)                                  The reporting cut-off (g/t gold) have been applied to recovered grades.

(3)                                  The average gold grades (g/t) represent diluted mill feed.

Essakane Project — Mineral Resources(1),(2)

Category	0.50 g/t gold cut-off(3)(4)			1.0 g/t gold cut-off(4)
	Tonnage	Gold Grade(5)	Contained Gold	Tonnage	Gold Grade(5)	Contained Gold
	(Tonnes)	(g/t)	(oz)	(Tonnes)	(g/t)	(oz)

Indicated	73,400,000	1.62	3,820,000	40,500,000	2.35	3,060,000
Inferred	16,100,000	1.66	860,000	9,500,000	2.31	710,000

(1)                                  Mineral resources are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Figures have been rounded and this may have resulted in minor discrepancies.

(2)                                  Mineral resources estimated as constrained within a $650/oz pit shell.

(3)                                  Additional estimates using cut-offs of 0.80 g/t gold and 1.20 g/t gold are reported in the Essakane Technical Report.

(4)                                  The reporting cut-offs (g/t gold) have been applied to in situ grades.

(5)                                  The average gold grades (g/t) represent in situ grades.

3.3.1.2                       2007 Definitive Feasibility Study

Capital Costs

Essakane Project Capital Cost Estimates

Description	$ million
Water storage and infrastructure	14.3
Mine fleet	49.0
Mining other (Pre-production & Infrastructure)	11.8
Process plant and ancillaries	111.1
Infrastructure, accommodation and roads	18.1
EPCM(1)	15.6
Relocation costs	18.5
Power supply and infrastructure	36.7
Working capital	17.8
Overburden and tailing storage facilities	17.4
Owner’s costs(2)	21.9
Contingency	14.3
Total	346.5

(1)                                  The Engineering Procurement Construction Management (the “EPCM”) estimate prepared has been based upon the GRD Minproc rates for the third quarter of 2007. The scope of services covers the provision of all of the necessary engineering, procurement, construction and management resources and systems required to bring the Essakane Project into production on time and within budget.

(2)                                  The estimate of the Owner’s costs includes, but is not limited to, capital equipment such as mining equipment, mining infrastructure, vehicle fleet, mine village furnishings, office furniture and information technology equipment; preproduction costs for the three month period prior to the commencement of plant operation; social-economic and resettlement compensation; customs duties, fees and taxes; insurance and legal services; working capital; and other costs including employee salaries and wages, Essakane camp, training, health, safety and security.

Construction of the mine and resettlement villages is expected to commence in the third quarter of 2008 and construction of the process plant is scheduled to commence in the fourth quarter of 2008. Mining activities are expected to commence in the third quarter of 2009, with ore commissioning of the plant planned for the first quarter of 2010. The table below provides the projected Essakane project development schedule:

Projected Essakane Project Development Schedule(1)

Task	Duration (days)	Start (quarter/year)
Grinding mills contract award	601	Q2/07
Commence detailed design	296	Q3/07
Award the mine village and resettlement housing contracts	20	Q2/08
Award the contract for the power station	394	Q2/08
Award mining fleet purchase order	40	Q2/08
Mine village house construction	155	Q3/08
Resettlement village house construction	290	Q3/08
Contractors lay-down area	83	Q3/08
Plant earthworks	60	Q4/08
Commence excavation of the off channel storage facility	90	Q4/08
Mining activities	323	Q1/09
Ore commissioning	35	Q1/10
Plant handover	0	Q1/10

(1)                                  The timelines in this table reflect adjustments from those in the Essakane Technical Report and all dates should be considered approximate. These dates are also contingent on various matters such as availability of equipment and personnel, and risks inherent to the mining industry. See “Risk Factors”.

                Life of Mine Analysis

The Essakane Technical Report anticipates that life of mine (“LOM”) gold production will be 2.51 million ounces over 8.6 years and average 292,000 ounces per annum with peak production of 333,000 ounces in Year 6. The LOM gold recovery for the Essakane Project’s mineral reserves at a 1.78 g/t average grade is estimated to be 94.6%. Set forth below is the gold production profile over the life of the mine based on a gold price assumption of $580/oz and an assumed life of mine oil price of $50/barrel:

Gold Production Profile over LOM(1)

	Year -3	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Total
Tonnes of Material (2) (millions)	—	—	—	21.87	21.87	21.87	21.87	21.87	21.87	21.87	21.87	12.96	187.92
Tonnes of Ore (millions)	—	—	—	5.4	5.4	5.4	5.4	5.4	5.4	5.4	5.4	3.2	46.4
Strip Ratio (avg)	—	—	—	3.05:1	3.05:1	3.05:1	3.05:1	3.05:1	3.05:1	3.05:1	3.05:1	3.05:1	na
Gold Grade (diluted) (g/t)	—	—	—	1.56	1.73	1.92	1.67	1.85	2.04	2.02	1.97	0.83	na
Gold Ounces (thousands)	—	—	—	260	288	316	274	303	333	330	321	81	2,506
Overall Opex ($, millions)	—	—	—	68.4	74.7	81.1	90.0	93.1	95.4	83.5	81.0	34.7	701.9
Cash Costs (3) ($/oz)	—	—	—	263.1	259.4	256.6	328.5	307.3	286.5	253.0	252.3	428.4	na
Construction Costs ($, millions)	23.80	159.80	156.40	nm	—	—	—	—	—	—	—	—	340

(1)                                  Base numbers in this table were derived from the Essakane Technical Report unless otherwise indicated by footnote.

(2)                                  Calculated by multiplying the Strip Ratio + 1.0 by Tonnes of Ore.

(3)                                  Calculated by dividing the Gold Ounces by the Overall Opex.

The following capital cost estimates were used in developing the above LOM financial model:

•                  Initial project capital cost: $340 million (plus $6.5 million contained in the on-going capital cost estimate referred to below which is in relation to mining equipment committed prior to start up), which is disbursed 7%, 47%, 46%, and <1% among Year -3, Year -2, Year -1 and Year 1, respectively.

•                  On-going project capital cost: $17.7 million, 85% of which is disbursed over the period from Year 1 to Year 4.

•                  Working capital: $8 million of gold-in-process inventory, which is recovered in Year 9 (the final year of operation).

•                  Reclamation and closure costs: $12 million and $3 million, respectively, which are evenly disbursed following the end of production in Years 10 to 12.

Mineral Resource Evaluation and Upside Potential

Following the recommendations in the Essakane Technical Report, the Company plans to follow the mineral resource evaluation program set forth below with the objective of extending the life of the mine beyond 8.6 years:

•                  Infill diamond core drilling with the goal of upgrading inferred resources located below the $500/oz mine design shell and nominally within the $650/oz pit shell developed by Snowden, with the objective of defining updated mineral resource and reserve estimates for a range of higher gold price assumptions and oil prices.

•                  Infill drilling north of the May 2007 block model (described as EMZ North) with the goal of extending mineral resources that could convert to reserves at gold price assumptions of $650/oz or higher.

•                  Exploration to define resource extensions south of the May 2007 block model.

•                  Mapping of structural details within the surface trenches and the training of geologists and geotechnicians in grade control standards and ore spotting.

•                  Scout drilling of depth extensions to evaluate potential for reserve growth at higher gold prices and/or selective underground stoping.

•                  Ongoing evaluation of gold prospects on the adjacent permits and development of a business plan for such prospects.

Net Present Value and Initial Rate of Return Analysis

Based on a gold price assumption of $650/oz and an assumed life of mine oil price of $60/barrel, the pre-tax Essakane Project IRR (internal rate of return) is estimated to be 18.8% with a pre-tax NPV (net present value) of $257.1 million at a 5% discount rate. The Essakane Technical Report demonstrates that the Essakane project’s economics are most sensitive to gold and oil prices. A summary of projected financial results for the Essakane project based on different sensitivities is set forth below:

Summary of Financial Results for the Essakane Project

	Case 1	Case 2	Case 3	Case 4
Gold price ($/oz)	580	460	650	720
Oil price ($/bbl)	50	40	60	80
Ounces recovered (000 oz)	2,507	2,507	2,507	2,507
Average annual production (000 oz)	292	292	292	292
Cash cost ($/oz)	298	269	321	356
Total cash cost ($/oz)	447	418	469	505
Total free carried cash cost ($/oz)	497	464	521	561
Pre-tax project IRR (%)	14.8%	5.8%	18.8%	21.5%
0% Pre-tax NPV ($ 000)	346,332	117,964	465,638	551,565
5% Pre-tax NPV ($ 000)	173,257	12,901	257,100	317,667

Financial Analysis — Case 3 Sensitivities

Average LOM operating costs, based on a gold price assumption of $650/oz and an assumed life of mine oil price of $60/barrel, are as follows: (i) mining: $1.43 per tonne of material mined; (ii) processing: $9.12 per tonne of ore processed; (iii) general and administrative: $1.34 per tonne of ore processed. The tables below outline a +/-10% variance analysis on Case 3 to assess the Essakane project sensitivity to changes in capital and operating costs. The results below demonstrate that the Essakane project is leveraged to operating costs (primarily cost of power) and less so to capital costs. A $1 per barrel movement in the price of oil equates to approximately $2 per ounce change in Case 3 operating costs for the Essakane project.

0% Pre-Tax NPV ($ 000)

Initial Capital Cost (“CAPEX”)

Operating Cost (“OPEX”)	90%	95%	100%	105%	110%
90%	575,110	558,107	541,104	524,100	507,097
95%	537,378	520,374	503,371	486,367	469,364
100%	499,645	482,641	465,638	448,634	431,631
105%	461,912	444,908	427,905	410,902	393,898
110%	424,179	407,176	390,172	373,169	356,165

5% Pre-Tax NPV ($ 000)

Initial CAPEX

OPEX	90%	95%	100%	105%	110%
90%	340,979	325,462	309,945	294,428	278,910
95%	314,557	299,039	283,522	268,005	252,488
100%	288,134	272,617	257,100	241,583	226,066
105%	261,712	246,195	230,678	215,160	199,643
110%	235,289	219,772	204,255	188,738	173,221

Pre-Tax IRR

Initial CAPEX

OPEX	90%	95%	100%	105%	110%
90%	24.1	22.6	21.2	19.8	18.6
95%	22.9	21.4	20.0	18.7	17.5
100%	21.6	20.2	18.8	17.6	16.4
105%	20.4	18.9	17.6	16.4	15.2
110%	19.1	17.7	16.4	15.2	14.0

The figure below graphically shows the 0% pre-tax NPV sensitivities for Case 3.

NPV Sensitivities for Case 3 (0% Pre-Tax)

Mining Operations

A free milling, non-refractory gold deposit has been identified. The Essakane deposit has a large proportion of coarse gold. Gold particles larger than 100 microns are usually described as coarse. The objective of the Essakane project is to mine and process this deposit at a rate of 5.4 million tonnes per year. The expected life of the mine is 8.6 years and during this time a total of 2.51 million ounces of gold are expected to be produced.

The proposed facilities for the Essakane project comprise a surface mining operation, an overburden storage facility, a gold processing plant and a tailing storage facility. The required infrastructure will include a village for the mine employees, the mining fleet and maintenance facilities, electrical power generation and water supplies. It will also be necessary to relocate 2,562 households (approximately 11,000 people) that will be affected by the development of the Essakane project. The estimated capital cost of the Essakane project, to an accuracy of +15%, is $346.5 million.

Permits

Negotiation of the Essakane Mining Convention (as defined below) is underway in Burkina Faso and is expected to be in place by the end of the second quarter of 2008. Prior to the development of the Essakane project, the following three conditions must and have already been fulfilled: (i) acceptance of the Environmental and Socio-Economic Impact Assessment (“ESIA”) through a ‘‘positive notice’’ from the Burkina Faso Minister of Environment; (ii) grant of the Mining Permit (as defined below) by the Burkina Faso Minister of Mines; and (iii) agreement with local populations on resettlement plans and process.  Only the completion of the Mining Convention remains outstanding.

For granting of a mining convention, the Mining Code of Burkina Faso proposes a “Standard Mining Convention” (the “Mining Convention”) which acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Mining Convention will describe the government of Burkina Faso’s commitments, operational tax regime and the obligations of the Company to the government of Burkina Faso. Once executed, this Mining Convention cannot be changed without the mutual agreement of both parties. If tax law changes are promulgated, the Company can choose to adopt them (if deemed more advantageous) or stay with the current terms of the Mining Convention. The approval of the Mining Convention requires the approval of the Cabinet of the government of Burkina Faso. Discussions have started and an initial form of the Mining Convention is to be submitted to the Minister of Mines.

Construction of the Essakane project and mining can commence at any time since the Company has been granted a mining permit (the “Mining Permit”) in March 2008. The Mining Code of Burkina Faso also provides that work towards development and mining must be completed within two years from the date a mining permit is granted and must conform to the feasibility study. It is possible to get a one year extension to this time constraint under certain circumstances.

The Essakane project will result in the displacement of approximately 11,000 people living in 2,562 households in the Essakane project area. A resettlement action plan (the “RAP”) has been developed and approved in consultation with the community to address the resettlement of these people. The RAP describes the policies, procedures, compensation rates, mitigation measures and schedule for resettlement. The approach to involuntary resettlement is consistent with the International Financial Corporation’s performance standards on Environmental and Social Sustainability and Orezone will adopt a collaborative approach involving the Government of Burkina Faso and the affected communities. Construction of resettlement villages is expected to commence in the third quarter of 2008.

3.3.2                     Bondigui (“Bondi”)

In 1998, Orezone acquired the right to earn a 60% interest in the Bondigui permit by spending $1.2 million on exploration over four years. Orezone subsequently bought out the other 40% interest and has an undivided 100% interest in the project, subject to the right of the Burkina Faso government to retain a 10% carried interest at the exploitation phase. The project includes three exploration permits. The Poyo permit was renewed in 2006 for three years and can be renewed for an ultimate three-year tenure in 2009, while the Djarkadougou and Nicéo permits were granted in 2006 and can be renewed for two additional three-year tenures in 2009 and 2012. An initial NI 43-101 compliant resource estimate report has been prepared by Met-Chem (Montreal, Canada) using data available to June, 2004 and indicates that the Zone 2 discovery contains Indicated resources of 162,964 ounces of gold and Inferred resources of 34,591 ounces gold.

Project Description and Location — Bondi

The Bondi project is 694 km² in size and is located approximately 275 km southwest of the capital of Burkina Faso, Ouagadougou and 90 km east of the second largest city and industrial centre, Bobo-Dioulasso. The closest town is Diébougou which has a population of approximately 10,000. The project is accessible by paved and laterite roads on a year round basis. It lies directly south of the Company’s Golden Hill project and was acquired to cover the extension of the same mineralized trend. The construction of a new paved road is in progress between Diébougou and Bobo-Dioulasso, through the project area. The Company has a permanent office on site and an all weather road has been built in 2004 to enable drilling to be carried out during the rainy season. The area around the Bondi project is sparsely inhabited and it is not anticipated that the Company would have any difficulty obtaining the space, or the surface rights, to carry out a potential mining operation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography - Bondi

The climate in this part of Burkina Faso is typical Sahelian with eight to nine months of dry season and a rainy season from June to September. The average daily temperature is 32° C with average rainfall of 34 cm. Local agriculture occupies 20% of the permit area. No fields are located on the Zone 2 discovery at Bondi. Lateritic cuirasse is visible over 30% of the project area, with alluvium and saprolite covering the remainder. Outcrop is rare within the Bondigui project area.

Water is available through shallow surface wells and within the Bougouriba River, five km from Zone 2, which flows year-round and is a tributary to the Mouhoun (White Volta) River. Diesel generated electrical power is available in Bobo Dialasso and Diebougou although it would have to be supplemented for a mining operation. A World Bank sponsored hydro-electric generation plant is planned for Diébougou but the completion date is unknown.

Exploration History - Bondi

Bondi was essentially a grassroots exploration project that had not been the subject of previous exploration programs by other companies. In 1999, a high resolution aeromagnetic survey was completed and soil sampling was carried out over the most prospective targets, where two large gold-in-soil anomalies were identified. In the first quarter of 2003, trenching confirmed the existence of gold mineralization in the Zone 2 target area, and a second quarter drill program in 2003 returned a number of intersections with potentially economic widths and grades. A major exploration and definition drilling program was undertaken between November, 2003 and September, 2004 resulting in the definition of two deposits, Zone 2 and Zone 2S, both along the same structure which at the time was defined over more than 2.5 km.

The gradient IP coverage was extended in 2005, and the interpreted southern and northern extensions of Zone 2 drill tested, leading to the discovery of Zone 2N about 800 m north of Zone 2, and extending Zone 2S further to the south. The Bondigui permit expired in May 2006, and two new permits (Djarkadougou and Nicéo) were granted during the second half of 2006 over part of the original Bondigui permit area. The new Djarkadougou permit covers the Zone 2 structure that hosts the four deposits discovered by Orezone since 2003. The new Nicéo permit covers a shear zone that could be an analogue to Zone 2 structure, but on the opposite side of the Bondigui batholith.

The Company’s main focus in 2006 was directed at exploring the Zone 2 structure on the Djarkadougou permit, where 182 RC holes (13,290 m) and 13 DD holes (2,696m) were completed, with limited reconnaissance RC drilling (17 holes for 1,289 m) on the Poyo permit to the south. The 2006 Poyo program returned negative results. The 2006 Zone 2 program consisted of expanded gradient IP coverage, metallurgical drilling (4 holes for 320 m), implantation of trigonometric beacons in the project area, a photogrammetric survey, a high-resolution resistivity survey along the auriferous structure, and the 3D geological modeling of the gold resource. The new targets defined by the program resulted in the discovery during Q4 2006 of another mineralized structure in Zone 2N area, the further extension of the Zone 2S structure, and the recognition of a new mineralized zone called Zone 372.

In 2007, definition drilling of the known deposits along the Zone 2 structure continued, including core drilling programs in Zone 2N, Zone 2S and Zone 372 areas. All existing RC and DD drilling collars were surveyed with a total station. The geological model was updated and a new resource estimate was completed subsequent to year end. On Poyo, a RAB drilling program tested several interpreted structures but did not return positive results. On Nicéo, a scout RC drilling program tested targets based on pedogeochemistry, gradient IP and prospecting, with generally poor results.

Summary of Drilling in the Bondi Project Area

Type	2003	2004	2005	2006	2007	Total
DD		7,929	310	3,016	2,746	14,002
RAB					3,566	3,566
RC	6,210	25,732	5,774	14,579	9,101	61,396
Total	6,210	33,661	6,084	17,595	15,413	78,964

Geological Setting and Mineralization — Bondi

Bondi project is located in the Houndé greenstone belt, of Birimian age, which trends north south for over 400 km. The belt is cut by the Houndé Fault, a major structural break that hosts most of the major discoveries in the region. The Houndé belt is one of only two locations in Burkina Faso known to have Tarkwaian sediments, a prospective litho-stratigraphic assemblage for gold mineralization in West Africa. The volcano-sedimentary units that make up the belt wrap around the nose of a large intrusive to the west, which could be a source of mineralized fluids, and straddle one of two main structural breaks in Burkina Faso which would act as the conduit for the fluids. The combination of a potential fluid source, a conduit and a trap makes this area highly prospective for economic concentrations of gold mineralization. Orezone acquired these permits because of their attractive geology and controls about 56 km of strike length of this favourable stratigraphy.

The narrow belt of Tarkwaian micro conglomerates that run the length of the Houndé belt separate the basic extrusive rocks of the Eastern Volcanic Domain from the more felsic and pyroclastic rocks of the Western Volcanic Domain. The mature Tarkwaian clastic rocks are made up of thickly bedded arkosic to quartzitic gritstones and pebbly conglomerates and could represent a major Temiskaming-type strike-slip, pull-apart basin. As such, the Bondi project has many common features with the classic gold-producing areas of the Timmins and Kirkland Lake camps in Canada. Gold mineralization in Zone 2 is finely disseminated throughout a pyritized and silicified shear zone within the sedimentary unit.

3.3.2.1                       Mineral Resources - Bondi

In March 2008, Met-Chem Canada Inc., of Montreal, Quebec delivered an updated resource estimate for the Bondi Project based on all drill data up to August 2007. The total resources are contained within three contiguous zones: Zone 2 (Z2), Zone 2 North (Z2N) and Zone 2 South (Z2S) to an average depth of 125 m. The current estimate represents a 73% increase in the Measured and Indicated mineral resource at Bondi and a 333% increase in the Inferred resource from the November 2004 Met-Chem estimates.

2008 Met-Chem NI 43-101 Resource Estimate for the Bondi Deposit

	Measured Resources			Indicated Resources			Inferred Resources
Cutoff (g/t)	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
0.5	0.92	2.17	0.064	3.22	2.10	0.218	2.54	1.84	0.150

3.3.3                     Séguénéga (“Séga”)

The Séguénéga exploration permit was granted to Mutual Burkina by the Ministry of Energy and Mines in July 1995. Golden Knight Resources Inc. purchased all the shares of Mutual in October 1995 and merged with Repadre Capital Corporation (“Repadre”) in 1999. The permit was transferred to Repadre in July 2000. In September of the same year, Placer Dome Inc. signed a purchase option agreement with Repadre but relinquished the option in 2001.

In 2001, Orezone signed a purchase option agreement with Repadre and acquired the Séguénéga permit through the issuance of 200,000 shares. The permit was transferred to Orezone on September 24, 2003. The original 400 km² permit was reduced to 164 km² when renewed on June 28, 2002, as required by the mining laws. Orezone obtained an 18-month extension for the Séga permit on July 6, 2005. The permit expired on January 4, 2007 and during the first quarter of 2007 the Company was granted the Tiba permit, which covers 124 km² within the expired Séga permit.

Repadre discovered mineralization in the Gambo zone in 1997 and Orezone subsequently discovered mineralization with potentially economic widths and grades in drilling programs on the nearby RZ and Bakou zones and in a number of other zones on the Tiba permit.

Met-Chem Canada Inc. (Montreal, Canada) completed an initial NI 43-101 compliant resource estimate report in 2006, and then updated this resource estimate in October 2007.

In June 2006 Orezone was granted the Namasa permit (189 km²), located southwest of the expired Séga permit and adjacent to the Kalsaka Nord permit of Cluff Gold. During the first quarter of 2007 Orezone signed five option agreements with five separate holders of permits, effectively consolidating a land package of 1,167 km² centered on the Tiba permit and Séga resources.

Project Description and Location — Séga

The Séga project is located in the north central part of Burkina Faso, West Africa, about 120 km NNW of Ouagadougou. The project is accessible from Ouagadougou by paved National Highway N2 (Route Nationale) toward the N-NW to Ouahigouya (181 km) and via a well- maintained lateritic gravel road (N15) 52 km toward the southeast, to the village of Séguénega. Access to the different prospects on the project is provided by local trails or roads constructed by Orezone for the purpose of exploration activities. The village of Séguénega is at an elevation of 307 m above sea level and the project lies between 250 and 450 m. The undulating topography consists of hills cored by greenstones and by lateritic cuirasse dominating alluvial plains. There is a reasonable amount of rock outcrop.

In the Séga project area water is collected by two dams, at Séguénéga and at Kossouka (15 km SE of Séguénéga). Diesel generated electrical power is available in Ouahigouya.  The Ouahigouya grid is expected to be extended to the Séga area in 2007-2008. The region is not connected to the national railway system.

Accessibility, Climate, Local Resources, Infrastructure and Physiography - Séga

The climate of the Séguénéga region is of Sudano-Sahelian type. A dry season extending from October to May alternates with a rainy season for the rest of the year, with maximum precipitation occurring during the month of August. Annual rainfalls recorded at Séguénéga for the last 30 years averaged 675 mm and ranged from 400 to 800 mm. The prevailing winds are from the S to SW during the rainy season (monsoon winds), reach speeds of 13 to 15 m/s, and from the N and NE during the dry season, with average velocities of 2-4 m/s, seldom exceeding 10 m/s. The harmattan winds carry large amounts of fine air-suspended particles during the months of November-February. Temperatures vary between 15° C and 42° C, reach peaks in April and in October, and drop to their minimum in January and August. Vegetation consists of savannah shrubs and sparse trees, with a gradual increase in density toward the low grounds, and abundant shrubs along the rivers. Inexistent or stunted vegetation prevails at the top of some hills due to the erosion processes and the presence of lateritic cuirasse. 15 out of the 64 woody plant species encountered on the project are included in some environmental protection plan. Fauna within the permit area has all but disappeared, owing to the pressure from human presence, activities and hunting. Rabbits, porcupines, pythons, crocodiles, hyenas, bats and long-tail monkeys (patas) have been observed. Bird diversity is relatively poor.

The local populations depend on subsidence farming and cattle breeding for their livelihood. The farmers tend fields with low levels of soil fertility, degraded by erosion and overgrazing. Gold mining is somewhat used to compensate for poor crops. Artisanal mine workings are scattered over the Séga project area. Sacred grounds represented by hills, thickets, streams or burying grounds are present on the project. Some 30 sacred places have been counted in villages like Bakou or Guibou. One such major site is the Sacred Mountain located to the South of the RZ prospect. Land is largely managed by traditional chiefs, although it is regulated by the Law on “Agrarian and Land Reform” (Loi sur la réforme agraire et foncière) enacted in 1984.

Exploration History - Séga

Historical soil surveys by the United Nations delineated a broad zone of anomalous gold that followed the regional structural trends on the Séga project area. Artisanal mining activities (orpaillage) started in 1985 and spread all over the permit area. However, the project remained largely unexplored by modern techniques until Mutual carried out ground and airborne geophysical surveys, trenching and RC drilling in 1996-1998. Initially, the exploration work focused on the areas of artisanal mine workings but was eventually successful in identifying economic grade gold mineralization at Gambo I (South extremity of Bakou), Gambo II (Gambo), Bakou and Tiba, although most of the work was concentrated on Gambo II where the best results were obtained.

The work performed by Placer Dome included a photo-geology interpretation map, aeromagnetic and radiometric interpretation, limited soil sampling, IP over selected areas, and a RAB drilling program. The results of these programs identified anomalies in the Gambo, Bakou, and Tiba areas. Placer subsequently drilled 632 widely spaced RAB holes, representing 14,033 m of drilling in the Tiba, Bakou, Gambo, and Kamense areas. Placer’s expenditures were approximately $1.0 million but Placer decided to abandon the project in 2001.

Since its involvement in 2002, Orezone has discovered the RZ zone (November 2003) and delineated mineral resources within the Bakou, Gambo, RZ and Tiba deposits.

Summary of Drilling in the Séga Project Area

Type	2002	2003	2004	2005	2006	2007	Total
DD				4,831	3,585	4,066	12,482
RAB						7,235	7,235
RC	2694	3,334	34,639	34,212	11,347	14,662	100,888
Total	2694	3,334	34,639	39,043	14,932	25,963	120,605

In 2003, a RC drill program concentrated on the previously drilled Gambo Zone, the new Bakou zone and several other high priority targets. A new zone of mineralization, the RZ zone, was discovered. At the Bakou Zone, infill drilling was completed over a 500 m section of the mineralized structure. Thirteen holes were drilled for a total of 1,034 m. Results indicated that the zone consisted of a 15 to 25 m wide halo (0.5 g/t Au cut-off) with a higher-grade central core between five and nine m wide.

The drilling campaign from May 2004 to March 2005 focused on upgrading the resources to the Indicated category and providing sufficient data, including structural information from DD holes, for an initial resource estimation. In 2004, exploration expenditures on the Séga project were $1.9 million and these included 34,461 m of RC drilling (380 holes) to infill and expand the Gambo and Bakou zones and better define the newer RZ discovery. In 2005, an additional $3.2 million was spent, principally on 34,212 m of RC drilling (384 holes) and 4,831 m of diamond drilling (37 holes). Drilling was halted in March 2005, in part because the rigs were required on the Essakane project and in part to provide laboratories with the opportunity to catch up with a mounting backlog. Field work resumed in August, 2005 with ground geophysics, limited soil geochemistry and RC and core drilling programs. New targets were investigated including Guibou, Gambo SW, Tiba eastern extensions, the gap between RZ and Bakou, and Kyébelga. Metallurgical drilling of the Séga deposits also commenced during the fourth quarter of 2005, and several new mineralized structures were delineated. An environmental base line study was carried out by SOCREGE for Orezone during the year, and a NI 43-101 compliant resource estimate was initiated during the second half of the year.

About 15,000 m of exploration and definition drilling was completed during the first half of 2006 and metallurgical drilling was completed on the new zones discovered at the end of 2005 in the Tiba area. New mineralized extensions were found around the RZ and Bakou zones, with good grade extensions still open at depth. All drill hole collars were surveyed along with a photogrammetric survey. Orezone released a resource calculation in the first quarter of 2006, based on work completed up to June 15, 2005. A new 3D geological model was completed during the third quarter, integrating the drill results obtained between July, 2005 and June, 2006, and a preliminary technical scoping study was initiated. The results of this study along with a new NI 43-101 compliant resource estimate were released in October 2007

Reconnaissance work on Namasa permit and on the five regional options returned positive results on several prospects, especially on Namasa permit and Zanna option.

Geological Setting and Mineralization — Séga

The supracrustal rocks of the Séga concession are part of the Proterozoic Birimian Supergroup that is over two billion years in age. The Birimian Supergroup is generally subdivided into lower and upper sequences, with the lower sequence comprising wackes, argillites, some volcaniclastic rocks, and the upper sequence comprising basalts and interflow sedimentary rocks. Younger Tarkwaian medium to coarse grained sedimentary rocks unconformably overly the Birimian rocks. The specific units found on the project include metapelitic sediments, including graphitic schists, and mafic metavolcanic and related intrusive rocks. Tonalitic intrusives are abundant. The Séga project is host to many gold occurrences, usually developed by local artisanal miners. Gold is typically associated with shear zone related quartz veins and stringers within mafic volcanic and sedimentary sequences. The majority of the gold showings are related to contacts and/or major structures

3.3.3.1                       Mineral Resources - Séga

In the fourth quarter of 2007, the Company announced an increase in the NI 43-101 compliant gold resource on the Séga project. Met-Chem Canada Inc. (Montreal, Canada), validated the resource estimate performed by the Company, which includes an Indicated resource of 446,000 oz contained in 7.2 Mt at a grade of 1.9 g/t Au along with an Inferred resource of 64,000 oz contained within 1.3 Mt at a grade of 1.5 g/t. This resource estimate does not include drill results from 2007. Total resources are contained within four (4) principal zones: Bakou, Gambo and Tiba to an average depth of 120 m and RZ to a depth of 200 m. This represents a 44% increase in the Indicated mineral resource at Séga from the March 2006 Met-Chem Report and provides a substantial foundation for advancing the Séga project to the feasibility stage for a small heap leach scenario.

2007 Met-Chem NI 43-101 Resource Estimate for Séga Deposits

	Indicated Resources			Inferred Resources
Cutoff (g/t)	Mt	g/t	Moz	Mt	g/t	Moz
0.5	7.15	1.94	0.45	1.32	1.50	0.06

3.3.4                     Bomboré

Under an agreement dated August 12, 2002, Orezone acquired the option to earn a 50% interest in the Bomboré project by making a cash payment of CDN$40,000, issuing 150,000 shares and incurring CDN$2.0 million in exploration expenditures. In 2004, the agreement was revised, allowing Orezone until January 17, 2007 to reach the CDN$2.0 million exploration expenditure level. This earn-in threshold was reached during the fourth quarter of 2006. Orezone may earn an additional 20% interest by completing a bankable feasibility study and then will have 90 days to make a cash payment of $1.0 million to reduce the remaining parties’ interest to a 1% NSR.

Project Description and Location — Bomboré

The Bomboré gold project now covers an area of 250 km². It is located south of the village of Mogtedo, approximately 80 km by paved highway east of Ouagadougou, Burkina Faso. Roads and trails within the permit are well traveled and can be accessed most of the year with four wheel drive vehicles.

Accessibility, Climate, Local Resources, Infrastructure and Physiography - Bomboré

The Bomboré permit is located in Ganzourgou Province, to the southwest of the village of Mogtedo, about 80 km to the east of Ouagadougou. The property is readily accessible from Ouagadougou along paved national highway RN-4. All of the property is easily accessed during the dry season by four-wheel drive vehicles using well-travelled roads and trails. Access during the rainy season is restricted, as parts of the permit are waterlogged and flooded by overflowing rivers.

The climate is semi-arid, with a rainy season from July to October and a dry season which is mild to warm from November to February and hot from March to June. Temperature ranges from a low of about 15ºC in December to highs of about 45ºC in March-April. Annual rainfalls in the property area total 50 to 80 cm.

The Bomboré permit area is sparsely populated. The local population largely depends on subsistence farming, cattle raising and artisanal gold mining. The livestock consists mainly of cows, sheep, goats, hogs and poultry.

Artisanal gold miners (“orpailleurs”) have been active at several sites for the last fifteen years. The orpailleurs win gold from the saprolite horizon but also sink shafts as deep as 45 m to recover gold from quartz veins.

The Bomboré River crosses the permit along a NNE-SSW course and its tributaries follow NE and NW directions. The river is a tributary of the White Volta River. The Southwest corner of the property is about 5-7 km away from the classified forest of the White Volta River (“Volta Blanche” or Nakambé). The White Volta flows generally southwards toward Ghana and marks the border of that protected area. The property can be characterized by low hills, in the order of 50 m in elevation, underlain by outcrops, sub-crops and hard ferruginous lateritic cuirasse that dominate a gently south western-sloping plateau.

Vegetation in uncultivated areas comprises mostly savannah woodlands, with dense bush growing only along some of the watercourses. Farmers are cultivating staple crops such as millet, rice, sorghum, maize corn and cash crops like, cotton and groundnuts. Deforestation is widespread over the permit area. As a consequence, wildlife is mostly restricted to small game and birds, but snakes are common, and a few monkeys have been seen.

Exploration History — Bomboré

Initial exploration work performed by Channel, along with its partner Solomon, began at Bomboré in early 1994 and continued through and ended with Placer Dome in 2000. A substantial amount of work was performed by Channel and its partners over that period of time, including SPOT satellite imagery interpretation, 8,548 line km of airborne geophysics, a 5,666 sample regional geochemical soil survey, a 9,521 sample semi-detailed soil survey, surface rock sampling with 4,893 samples and 5,398 m of surface trenching in 21 surface trenches. Drilling on the project included over 34,000 m of RAB drilling in 1,000 holes, 19,348 m of RC drilling in 259 holes and 1,080 m of diamond core drilling in 10 holes.

Channel identified a wide, low grade gold resource with a 14 km strike length and widths of up to several hundreds of metres. The gold resources that have been identified are contained in six separate zones within the BFT. Several other regional areas were recognized as potential gold resource targets and have been explored to various degrees.

Summary of Drilling in the Bomboré Project Area

Type	2003	2004	2005	2006	2007	Total
DD					1,716	1,716
RC	1,994	0	13,829	7,187	1,583	24,593
Total	1,994	0	13,829	7,187	3,299	26,309

In 2003, Orezone performed a limited 1,994 m RC drilling program to assess higher grade areas identified by previous operators, such as the Kiin Tanga and P8/P9 areas.

Due to a shortage of drill rigs in West Africa and a higher priority being placed on the Company’s other projects; a very limited amount of work was carried out on Bomboré in 2004.

In 2005, Orezone investigated the continuity of previously indicated mineralization over wide spaced sections. The RC drilling confirmed both the continuity and the lower grade nature of mineralization.

In 2006, Orezone completed 160 km of gradient IP surveys over the main mineralized area (BFT) on the Bomboré permit. Trigonometric beacons were installed to complete a photogrammetric survey and a reconnaissance RC drilling program was carried out to identify new extensions to the known gold bearing zones. Orezone completed its earn-in requirement and now holds a 50% interest in the project.

Reconnaissance and definition RC drilling continued in 2007, followed by 3D geological modeling, a resource modeling, metallurgical test work, and diamond drilling to validate the geological and resource models. This project remains one of the largest low grade geological footprints in the country and is located very close to the capital city of Ouagadougou. A rising gold price makes this project more attractive.

Geological Setting and Mineralization

The Bomboré permit covers parts of at least two Birimian greenstone belts which strike roughly northeast-southwest. The greenstone belt in the northwest corner of the project is underlain mainly by mafic to intermediate metavolcanic rocks and dioritic to granodioritic intrusions. The greenstone belt which extends across the Bomboré permit for 50 km from the southwest corner to the village of Meguet, in the northeast, is underlain by moderately to well sheared metavolcanics and volcaniclastics.

The Bomboré deposit is underlain by intrusive units, ranging in composition from felsic to ultramafic as well as by felsic to ultramafic schist units. Dioritic and gabbroic intrusions are very abundant, tabular and continuous. They are oriented subparallel to the foliation. Felsic intrusions occur mainly as dykes intruding schist and other intrusive units. Fine grained (rhyolitic) to coarse grained (quartz feldspar porphyry and granitic) dykes are noted. They are generally affected by the deformation and also trend sub-parallel to the foliation. Locally, undeformed diorite is observed. Sericitic, chloritic, graphitic and talc schist units envelope the intrusions. The protolith of the most common sericite schist is interpreted to be felsic to intermediate volcanic and/or intrusive rocks. Graphitic schist occurs in the western part of the Maga area and in the eastern sector of the P23 and P13 grids. Ultramafic units (peridotite and talc schist) are observed locally in the Maga sector, the Colline de Fusille area and from the western parts of P8/P9 to the P13 grid area.

3.3.4.1                       Mineral Resources

The gold mineralization at Bomboré is disseminated within a 500 to 1,000 meter wide high-strain corridor. Although the grade seems virtually unchanged from the oxide zone to the fresh zone, the current resource models focus on the first 60 m below surface.  Based on limited work completed by Channel Resources, the oxide mineralization is amenable to low cost heap leach extraction. Although Channel produced a resource estimate that included Indicated and Inferred resources, their work was not independently verified and no NI 43-101 report was prepared.

In March 2008, a NI 43-101 resource estimate was delivered for the Bomboré project. The estimate performed by Met-Chem Canada Inc., of Montreal, Quebec confirms a total Indicated resource of 576,000 oz contained in 29.6 million tonnes (Mt) at a grade of 0.61 g/t along with Inferred resources of 501,000 oz contained within 23.7 Mt at a grade of 0.66 g/t. This resource estimate is based on reverse circulation (RC) and core drilling data compiled up to March 2007 to a depth of 60 m using a 0.4 g/t lower cut off and 3.0 g/t top cut. The resources occur in five zones contained within the Bomboré geochemical anomaly. This gold-in-soil anomaly overlying the resources extends virtually uninterrupted at a level of +0.1 g/t for more than 14 km and represents one of the largest gold anomalies in Burkina Faso.

2008 Met-Chem 43-101 Resource Estimate for the Bomboré Deposit

	Indicated Resources			Inferred Resources
Cutoff (g/t)	Mt	g/t	Moz	Mt	g/t	Moz
0.4	29.6	0.61	0.576	23.7	0.66	0.501

3.3.5                     OTHER MINERAL PROJECTS

Orezone has some other exploration properties in West Africa, mainly in Burkina Faso, which are at earlier stages of exploration. It is the intention of the Company to acquire and explore properties at various levels of exploration in order to make the most efficient use of financial resources, to carry out exploration in the most cost effective manner and to build a pipeline of projects at various stages of exploration and development. Properties that have been properly evaluated and do not meet Orezone’s expectations will be dropped, sold or returned to the original owners. Those properties that are deemed worthy will be kept and exploration work will continue. Every project is reviewed at each stage of exploration to ensure that it meets expectations for discovery and advancement.

3.3.5.1                       Golden Hill (Bondigui Project Area)

The Golden Hill project is located in southwest Burkina Faso and was the focal point of Orezone’s early exploration efforts in Burkina Faso. The Golden Hill area is accessible by paved and lateritic roads on a year round basis and is located 285 km southwest of Ouagadougou, and approximately 70 km east of the second largest city of Bobo-Dioullaso. The Golden Hill project area initially consisted of the Intiédougou permit which expired July 4, 2005, and which was replaced by the Nabéré and Tankiédougou permits during the fourth quarter of 2005. All costs and expenses relating to the original Intiédougou permit have been written off. Most of the area has been the subject of preliminary exploration programs and four main zones have now been delineated through detailed exploration. A small inferred resource has been calculated internally but the project is not considered material to the Company and no NI 43-101 compliant report has been prepared.

3.3.5.2                       Kossa

The Kossa permit is located in Niger, immediately adjacent to the Essakane project, which is across the border in Burkina Faso. Kossa is 100% owned by Orezone. The permit was renewed for three years in October 2007 and its area reduced by 50%, as required by law, to 999 km².

An extensive surface sampling program was carried out during 2005 and 13,646 samples were collected and assayed for gold and 5,406 samples were analysed for multi-element geochemistry. This program identified 10 high priority target areas and a gradient IP survey was commenced on these areas to better define drill targets. The best targets are located on the western side of the permit, close to the border with Burkina Faso.

In 2006, gradient IP surveys were completed on a series of regional targets and followed by scout drilling programs between late January and early May, resulting in the discovery of gold mineralization hosted in metasedimentary rocks at the Fatatako, KBF and Kossa South target areas. The first follow-up drill program was completed in May, 2006, and a second follow-up program was initiated in the fourth quarter of 2006.

Summary of Drilling on the Kossa Permit Area

Type	2006	2007	Total
DD		1,556	1,556
RC	14,925	2,711	17,636
Total	14,925	4,267	19,192

Follow up RC drilling and limited diamond drilling was completed on Fatatako, Kossa South and Kossa targets in 2007. Work on a large Mo-Cu anomaly identified during the 2005 regional program advanced with additional pit sampling, detailed mapping, ground geophysics surveys and scout diamond drilling during the last quarter of 2007 to better assess the potential of this target. Expenditures on the Kossa permit to December 31, 2007 totalled approximately $3.2 million.

3.3.5.3                       Namaga

The Namaga permit was optioned from Greencastle during the first quarter of 2006 and is located between Niamey and the Company’s Kossa project on the Téra Birimian Belt. The permit completely surrounds the Komabangou gold deposit which has been the most active artisanal gold mining site in the country for years. Work completed in 2006 included gradient IP surveys and two drill programs on two targets defined by previous operators. One of the targets (Block 3) returned some significant results with extensive low grade mineralization.

Summary of Drilling on the Namaga Option

Type	2006	2007	Total
RAB	7,588	4,713	12,301
RC		3,075	3,075
Total	10,663	4,713	15,376

Follow-up work on Block 3, pedogeochemistry and scout drilling on the Tiringui target were completed during the first half of 2007, and the option was relinquished in July 2007 due to poor results. Expenditures on the Namaga permit to December 31, 2007 were approximately $971,000.

3.3.5.4                       Koyria

The Koyria permit was optioned from Greencastle during the first quarter of 2006, and is located between Niamey and the Kossa permit on the Sirba Birimian Belt, which is host to the only commercial gold mine (Samira Hill) in the country. The M’banga gold prospect, the second most important artisanal gold mining site in the country, is within the Koyria permit. Orezone can earn up to a 100% interest by completing a feasibility study and making a cash payment to Greencastle.

Work completed in 2006 included a gradient IP survey and reconnaissance drilling on targets located southwest of the M’banga prospect. Regional pedogeochemistry and prospecting programs were also initiated on three other target areas.

Summary of Drilling on the Koyria Option

Type	2006	2007	Total
AC	1,138	1,631	2,769
RC	1,033	3,546	4,579
Total	2,171	5,177	7,348

A follow up drilling program was completed on M’banga SW target. Artisan miners discovered a new site that attracted about 10,000 people during the first quarter of 2007 a few km to the northeast of M’banga prospect, and Orezone completed two scout drilling programs during the year on this new prospect. Pedogeochemistry and geological surveys were completed on several other targets, as well as a magnetic radiometric airborne survey over the northern portion of the permit.  Data is expected in the first quarter of 2008.   Expenditures on the Koyria permit to December 31, 2007 totalled approximately $1.3 million, earning Orezone a 51% interest in the permit.

3.3.5.5                       Mali

The Company abandoned at the end of the third quarter the Dag Dag Est and Farabantourou permits, as well as the Kolomba Option, transferring back the Kolomba permit to the previous owners. All local employees and consultants were laid off at the end of September, except our country manager who is looking after our local subsidiary company. Orezone spent about $135,000 in Mali in 2007.

3.3.6           Drilling Quality Control and Security of Samples

Samples from the Company’s destructive drilling programs are collected at every one meter interval down the hole and analyzed using a one kilogram LeachWell™ (accelerated) cyanide leach at the SGS, ALS-Chemex or BIGS analytical laboratories in Ouagadougou, all of which are internationally recognized laboratories that are widely used by the industry in West Africa. Samples from the Company’s core drilling programs are typically collected at one meter interval down the hole and analyzed using a 60 g aliquot by fire assay at the SGS or ALS-Chemex analytical laboratories in Ouagadougou, Burkina Faso, ALS-Chemex laboratory in Bamako, Mali, or ALS-Chemex laboratory in Vancouver, Canada. Check assays have been performed by the same analytical laboratories. A minimum of 10% of the samples are inserted for quality control / quality assurance purposes, which include duplicates, triplicates, standards and blanks. Sampling programs are carried out under the supervision of Pascal Marquis, formerly VP Exploration and now President, and Steve King, formerly VP Technical Services and now VP Exploration, both Qualified Persons for the Company.

ITEM 4.                  DIVIDENDS

The Company’s current policy is to retain earnings to finance the growth and the development of the Company’s business and not pay dividends until it has established revenue and income generating assets.   This policy will be reviewed in the future should the Company be successful in establishing a commercial mining operation.  The Company is not aware of any restriction that could prevent it from paying dividends.

ITEM 5.                  CAPITAL STRUCTURE AND MARKET FOR SECURITIES

5.1              General Description of Capital Structure

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 355,955,938 were issued and outstanding as of March 31, 2008.  Each issued and outstanding common share of the Company is entitled to one vote and any meeting properly called and constituted for the transaction of business.

Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all shareholder meetings of the Company. The holders of common shares are entitled to receive dividends as and when declared by the board of directors of the Company and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

5.2              Trading Price and Volume

The Company’s shares are traded on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange under the symbol “OZN”.  The following table reflects the share activity in 2007 on the TSX (all per share amounts are in Canadian dollars):

Monthly Trading Summary OZN-TSX

	High		Low		Close		Volume
January	CDN$	1.74	CDN$	1.45	CDN$	1.74	3,780,600
February	2.35		1.71		2.11		3,976,900
March	2.50		1.98		2.37		2,387,800
April	2.99		2.05		2.08		3,013,500
May	2.24		1.57		1.75		2,115,400
June	1.88		1.44		1.88		5,625,500
July	2.10		1.70		1.90		1,526,200
August	2.03		1.36		1.62		2,427,200
September	1.96		1.64		1.85		1,600,800
October	1.86		1.35		1.43		4,301,200
November	1.65		1.10		1.13		12,425,800
December	1.31		1.11		1.20		6,570,600

ITEM 6.                  DIRECTORS AND OFFICERS

6.1              Name, Address, Occupation and Security Holding

The following table sets forth the name, municipality of residence, position held with Orezone, principal occupation and number of common shares beneficially owned by each person who is a director and/or an executive officer of Orezone as at the date of this AIF. The statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as of the date of this AIF.

Name, Office Held Residence	Director Since	Beneficially Owned, Directly or Indirectly or Shares Over Which Control or Director is Exercised(2)		Principal Occupation
Ronald Little Chief Executive Officer and Director Ottawa, Ontario	03-02-95	2,146,524		President and Chief Executive Officer of the Company

Michael Halvorson*†^ Director Edmonton, Alberta	06-05-03	1,487,705		President of Halcorp Capital Ltd.

Paul Carmel*^ Director Montreal, Quebec	05-11-05	12,520,000	(1)	President and Managing Director Partner of MinQuest Capital Inc.

David Netherway* Director Middlesex, United Kingdom	07-18-02	110,000		Chief Executive Officer of Shield Mining Ltd.

Gregory B. Bowes* Director Carleton Place, Ontario	May 2007	46,500		President and Chief Executive Officer, San Anton Resource Corporation

Pascal Marquis President Saint-Roch Des Aulnais, Quebec	N/A	490,000		President of the Company

Niel Marotta Vice President, Corporate Finance and Development Ottawa, Ontario	N/A/	191,000		Vice President, Corporate Finance and Development of the Company

Steve King Vice President, Exploration Ottawa, Ontario	N/A	25,000		Vice President, Exploration of the Company

Jimena Martinez Chief Financial Officer Ottawa, Ontario	N/A	Nil		Chief Financial Officer of the Company

*       Member of the Audit Committee.

†       Member of the Governance Committee

^       Member of the Compensation Committee

(1)             Mr. Carmel holds 20,000 shares in his personal capacity and 12,500,0000 shares through MinQuest Fund I, L.P., which he owns a controlling interest (51%)in the General Partner (controls the investment decisions) of the Fund, MinQuest Capital Inc.

(2)             As a group, Orezone’s directors and executive officers beneficially own or control, directly or indirectly, an aggregate of 17,016,729 common shares, approximately 4.78% of the issued and outstanding common shares (calculated on an un-diluted basis).

Ronald Little is a professional engineer, a geologist and the founder of the Company.  He has been the Chief Executive Officer and Director of the Company since 1995.  Mr. Little has more than twenty years of experience, at senior levels, in mining exploration, mine development, mine operations and capital markets. Much of his experience was gained with major Canadian mining companies and included several international projects.

Michael H. Halvorson has been involved in various aspects of the securities industry since 1967.  Since 1980, he has been the President of Halcorp Capital Ltd., a private investment corporation. Mr. Halvorson also serves as a director of Strathmore Minerals Corporation, Gentry Resources Ltd., Esperanza Silver Corporation, NovaGold Resources Inc., ICS Copper Systems Inc., Fission Energy Corporation and Pediment Exploration Ltd.  Notable past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

Paul Carmel is a professional mining engineer who graduated from McGill University in Montreal.   Mr. Carmel has over 20 years of experience in the mining sector, both in industry and in the capital markets.  He is currently President and Managing Partner of MinQuest Capital Inc., the sole manager and General Partner of MinQuest Fund I L.P., a global private equity mining fund sponsored by the Caisse de dépôt et placement du Québec.  He was previously Vice President and Director of Sentient Asset Management Canada Ltd., a global mining investment fund, and Vice President and Senior Gold Analyst at UBS Securities.  Mr. Carmel is also a director of Beaufield Resources Inc.

David Netherway is a Mining Engineer with over 30 years of industry experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He is currently the Chief Executive Officer of Shield Mining Ltd.  He has been associated with Golden Shamrock Mines Ltd., Ashanti, GFL, Nevsun Resources Ltd. and Semafo Inc., and was until 2005 the President and Chief Executive Officer of Afcan Mining Corp.  He is an experienced mine developer and operator, and provides the Company with a great deal of expertise and contacts in West Africa.

Gregory B. Bowes has over 25 years of experience in the resource and engineering industries.  He holds an MBA from Queens University and an Honours B.Sc., Geology degree from the University of Waterloo.  Mr. Bowes was    Vice President, Corporate Development of Orezone Resources Inc. from January 2004 until September 2005 and was Chief Financial Officer from October 2005 to March 2007.  Mr. Bowes is currently President and Chief Executive Officer and a Director of San Anton Resource Corporation, a Toronto Stock Exchange listed company active in Mexico.

Pascal Marquis is President of the Company.  He is a graduate in geology from the University of Montreal and earned a PhD for his study of the La Ronde gold mine in 1990.  He has over 25 years of experience in mineral exploration, most of which with companies such as Agnico-Eagle and Trillion Resources, including extensive experience in Africa.

Niel Marotta has spent five years at Fidelity Investments in Boston and managed the Select Gold Fund as well as covering several industries, including the precious metals sector, as an analyst.  He holds a Bachelor of Commerce Degree from McGill University and is responsible for Corporate Strategy and Corporate Finance with the Company.

Steve King is Vice President, Exploration of the Company and has been a registered professional geoscientist since 1996.  He graduated from Memorial University of Newfoundland with a Bachelor of Science (Geophysics) in 1991 and earned his Master of Science (Geology) in 2002 from Acadia University.  He has more than 15 years exploration experience and has held positions as Senior Project Geologist, Manager Geophysical and Geotechnical Services and Senior Geophysicist.  He has worked on a broad spectrum of mineral deposits and has managed exploration projects in North America, Asia and Africa.

Jimena Martinez is a Chartered Accountant with 20 years of financial management experience in a variety of industries. Most recently, Ms. Martinez spent six years as Chief Financial Officer with a financial services institution, and she also has nine years of experience in the high technology sector. Ms. Martinez started with the Company as Chief Financial Officer on October 25, 2007. Ms. Martinez holds a Bachelor of Commerce (Honours) degree from the University of Ottawa, and is a member of both the Institute of Chartered Accountants of Ontario and the Canadian Institute of Chartered Accountants. Ms. Martinez has resigned from her position to pursue other interests on April 4th, 2008. The Company has an acting CFO in the interim.

6.2          Corporate Cease Trading Orders or Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company is, as of the date hereof, or has been within the ten years prior to the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

•                  Was the subject of a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

•                  Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

•                  Became, or within a year of a director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

6.3          Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, has:

•                  Been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

•                  Been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

6.4          Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, or a personal holding company of any such persons has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

6.5          Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company, and a director or officer of the Company or of a subsidiary of the Company.

ITEM 7.                  LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings to which the Company is a party, or to which any of its properties are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

ITEM 8.                  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

8.1          Interest of Management and Others in Material Transactions

Except as disclosed in this AIF, no director or executive officer of the Company, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares, or any associate or affiliate of the foregoing, that during the past three years has had any material interest, direct or indirect, in any material transaction with the Company.

ITEM 9.                  TRANSFER AGENT AND REGISTRAR

9.1          Transfer Agent and Registrar

The Company’s Transfer Agent and Registrar is Computershare Trust Company of Canada, 1500 University Avenue, Montreal PQ H3A 3S8.

ITEM 10.               MATERIAL CONTRACTS

10.1        Material Contracts

The following are the material contracts of the Company and its subsidiaries, other than contracts entered into in the ordinary course of business, that were entered into during the prior financial year or before the most recently completed financial year:

1.                                       The Underwriting Agreement dated November 26, 2007 between Orezone and BMO Nesbitt Burns Inc., CIBC World Markets Inc., J.P. Morgan Securities Inc., Canaccord Capital Corporation and Raymond James Ltd. relating to the issuance and sale of 154,200,000 common shares of the Company to raise gross proceeds of $185,040,000.

2.                                       On October 10, 2007, OEI, a wholly owned subsidiary of the Company, and the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Gold Fields pursuant to which OEI agreed to purchase all of the shares of Essakane (BVI) Limited held by Gold Fields, representing its 60% interest in Essakane BVI, and all of the issued and outstanding ordinary shares in the capital of Gold Fields Burkina Faso SARL.

3.                                       On November 26, 2007 pursuant to a private placement of shares, MinQuest Fund I L.P. and the Company entered into a subscription agreement whereby MinQuest Fund I L.P. purchased 12,500,000 common shares of the Company for gross proceeds to the Company of $15,000,000. Paul Carmel, a director of Orezone, has a 51% participation in the share capital of the general partner of MinQuest Fund I L.P.

ITEM 11.               INTEREST OF EXPERTS

Snowden Mining Industry Consultants Pty Limited, and Mr. Ian Glacken, their independent Qualified Person, prepared portions of the Essakane Technical Report.  None of the principals of Snowden Mining Industry Consultants Pty Limited held any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or its associates or affiliates at the time of preparation of the technical report, nor has Snowden Mining Industry Consultants Pty Limited or the principals of Snowden Mining Industry Consultants Pty Limited received, nor will they receive, any securities or other property of the Company or of its associates or affiliates following and in connection with the preparation of the technical report.

GRD Minproc (Pty) Ltd., and Mr. J.Hawxby, their independent Qualified Person, prepared portions of the Essakane Technical Report.  None of the principals of GRD Minproc (Pty) Ltd. held any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or its associates or affiliates at the time of preparation of the technical report, nor has GRD Minproc (Pty) Ltd. or the principals of GRD Minproc (Pty) Ltd. received, nor will they receive, any securities or other property of the Company or of its associates or affiliates following and in connection with the preparation of the technical report.

Gold Fields, and their independent Qualified Persons M. Harley, O. Varaud and S. Solomons, prepared portions of the Essakane Technical Report. At the time of the Essakane Technical Report, Gold Fields held a 60% interest in the Essakane project, which has since been acquired by the Company. Gold Fields has not received, nor will they receive, any securities or other property of the Company or of its associates or affiliates following and in connection with the preparation of the Essakane Technical Report.

Met-Chem Canada Inc., and their independent Qualified Persons Mr. Guy Saucier and Yves Buro, prepared (i) in 2007 a NI 43-101 compliant estimate of the resources on the Séga project in Burkina Faso (“Séga Resource Update Report”), and (ii) in February 2008 a NI 43-101 compliant estimate of the resources on the Bomboré project in Burkina Faso (“Mineral Resource of the Bomboré I Gold Project”), and (iii) in March 2008 prepared a NI 43-101 compliant updated estimate of the resources on the Bondi project in Burkina Faso (“Mineral Resource of the Bondigui Gold Project”), a summary of each such reports is contained in this AIF.  None of the principals of Met-Chem Canada Inc. held any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or its associates or affiliates at the time of preparation of the applicable reports, nor has Met-Chem Canada Inc. or the principals of Met-Chem Canada Inc. received, nor will they receive, any securities or other property of the Corporation or of its associates or affiliates following and in connection with the preparation of such reports.

In addition, certain technical information on the Bondi project had been prepared by or under the supervision of Steve King, a qualified person under NI 43-101.  Mr. King is an officer of the Company.

Deloitte & Touche LLP, the auditors of Orezone Resources Inc., are independent of the Company in accordance with the auditor rules of professional conduct in the Province of Ontario.

PricewaterhouseCoopers, LLP, were the Company’s auditors for the fiscal year ended December 31, 2005, and were independent of the Company in accordance with the auditor rules of professional conduct in the Province of Ontario.

ITEM 12.               ADDITIONAL INFORMATION

12.1        Audit Committee Information

The Audit Committee’s Charter

1.                                       MANDATE AND AUTHORITY

The mandate of the audit committee of the Company (the “Committee”) is to assist the board of directors of the Company (the “Board”) in fulfilling its financial oversight responsibilities with respect to ensuring the quality and integrity of:

(i)                                     financial reports and other financial information provided by the Company to regulatory authorities and shareholders;

(ii)                                  the Company’s systems of internal controls regarding finance and accounting;

(iii)                               the Company’s auditing, accounting and financial reporting processes;

(iv)                              the Company’s compliance with legal and regulatory requirements;

(v)                                 the Company’s compliance with corporate policies and procedures.

The Committee is empowered to:

(vi)                              make such inquiry and investigation and require such information and explanation from management as it considers reasonably necessary;

(vii)                           require management to promptly inform the Committee and the auditor of any material misstatement or error in the financial statements following discovery of such situation.

(viii)                        engage outside advisors where appropriate.

(ix)                                investigate any activity of the Company and or its subsidiaries.

In performing its duties the Committee will serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements, ensure the independence of the Company’s external auditors and maintain an effective working relationship between the Company’s auditors, its management and the Board.

2.                                       COMPOSITION

The Committee shall be comprised of at least three (3) Directors, as determined by the Board, all of whom shall be independent within the meaning of MI 52-110.

At least one (1) member of the Committee shall have accounting or related financial management expertise and all members of the Committee shall be financially literate or will undertake to become so. Financially literate shall mean the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board at its first meeting following each annual shareholders’ meeting. Unless a Chairman is elected by the Board, the members of the Committee may designate a Chairman by a majority vote of all the Committee members.

Other than director’s fees for service as a member of the Board and any committees thereof, no directors including members of the Audit Committee shall receive any compensation from the Company or any of its affiliates including fees paid directly or indirectly for any consulting or any legal, financial or other advisory services.

3.                                       MEETINGS AND PROCEDURES

The Committee shall meet at least four (4) times a year or more frequently if required.

3.1                                 At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In the case of an equality of votes, the Chairman shall not be entitled to a second vote.

3.2                                 A quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board.

3.3                                 The Committee may invite such other persons (e.g. the President and CEO) to its meetings as it deems appropriate.

3.4                                 External auditors shall either be present in person or by teleconference at each quarterly meeting.

3.5                                 The secretary of the Committee shall be the Corporate Secretary or such other person as nominated by the Chairman.

4.                                       ROLES AND RESPONSIBILITIES

The following are the general roles and responsibilities of the Committee:

4.1                                 Annual review and revision of this Charter as appropriate and with the approval of the Board of Directors.

4.2                                 Review the Company’s financial statements, MD&A, Annual Information Form and any press releases regarding annual and interim earnings prior to public disclosure of such information, including any reports or other financial information which are submitted to any governmental body or to the public;

4.3                                 With respect to the external auditors the Committee will:

(a)                                  recommend to the Board the selection and, where applicable, the replacement of the external auditors to be nominated annually as well the compensation of such external auditors;

(b)                                 oversee the work and review annually the performance and independence of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(c)                                  annually review and discuss with the external auditors all significant relationships they may have with the Company that may impact their objectivity and independence;

(d)                                 consult with the external auditors about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(e)                                  review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(f)                                    review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, as well as any non-audit services provided by the external auditors to the Company or its subsidiary entities.

(g)                                 Take such action as necessary to assure the rotation of the lead audit partner at least every five years or such other period as may be required.

The Committee may delegate to one or more independent members of the Committee the aforementioned authority to pre-approve non-audited services, provided the pre-approval of the non-audit services is presented to the Committee at its first scheduled meeting following such approval.

4.4                                 Gain an understanding of:

(a)                                  areas of greatest risk to the Company including business, political, financial and control risks;

(b)                                 legal matters that could significantly impact on the financial statements, and;

(c)                                  complex or unusual transactions and judgemental issues such as the valuation of assets or liabilities, or commitments and contingencies.

4.5                                 Assess financial and operational results relative to budgeted or projected results.

4.6                                 In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

4.7                                 Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

4.8                                 Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

4.9                                 Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.10                           Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

4.11                           Establish procedures for the confidential, anonymous submission by employees to the Company of concerns regarding questionable accounting or auditing matters and the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

Composition of the Audit Committee

The members of the Company’s audit committee are:

•                  David Netherway, Chairman

•                  Paul Carmel

•                  Michael Halvorson

Relevant Education and Experience

Mr. Netherway has a Bachelor of Engineering (Mining) from the University of Melbourne, Australia, 1975 and a Certified Diploma in Accounting and Finance, CACA UK, 1985.  He is currently the CEO of Shield Mining Ltd. (ASX—SHX).  He was until 2005 the President and Chief Executive Officer of Afcan Mining Company and is currently a director of Kazakh Gold Group Limited (LSE-KZG), Equigold Ltd. (ASX-EQI) and GMA Resources plc (LSE (AIM)—GMA).

Mr. Carmel is a professional mining engineer who graduated from McGill University in Montreal.   Mr. Carmel has over 20 years of experience in the mining sector, both in industry and in the capital markets.  He is currently President and Managing Partner of MinQuest Capital Inc., the sole manager and General Partner of MinQuest Fund I L.P., a global private equity mining fund sponsored by the Caisse de dépôt et placement du Québec.  He was previously Vice President and Director of Sentient Asset Management Canada Ltd., a global mining investment fund, and Vice President and Senior Gold Analyst at UBS Securities.  Mr. Carmel is also a director of Beaufield Resources Inc.

Mr. Halvorson has been involved in various aspects of the securities industry since 1967.  Since 1980, he has been the President of Halcorp Capital Ltd., a private investment corporation.  Mr. Halvorson also serves as a director of Gentry Resources Ltd., NovaGold Resources Inc., Strathmore Minerals Corporation, Esperanza Silver Corporation, Pediment Exploration Ltd., ICS Copper Systems Inc. and Fission Energy Corporation.  Notable past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two (2) fiscal years for audit fees are as follows:

Year ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$182,000	$110,000	$17,300	—
December 31, 2006	$65,000	—	$6,000	—

12.2        Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, Corporate Governance, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular prepared in connection with the Company’s Annual and Special Meeting of Shareholders to be held on May 29, 2008.

Additional financial information is provided in the Company’s financial statements and MD&A for the fiscal year ending December 31, 2007.  A copy of such documents may be obtained, upon request, from the Chief Financial Officer of the Company.  Upon request, the Company will provide you with:

•                  One copy of the Company’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form;

•                  One copy of the Company’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

•                  One copy of the Management Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

•                  When securities of the Company are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

To convert from metric	To imperial	Multiply by
hectares	Acres	2.471
metres	Feet	3.281
kilometres	Miles	0.621
tonnes	tons (2,000 pounds)	1.102
grams/tonne	ounces (troy)/ton	0.029

To convert from imperial	To metric	Multiply by
acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2,000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.28

ABBREVIATIONS

In this document, the following abbreviations are used:

%	Percent
AC	Air core (drilling)
Ag	Silver
As	Arsenic
ASL	Above sea level
Au	Gold
Au/t	Gold per tonne
BUMIGEB	Bureau des mines et de la géologie du Burkina
CDN	Canadian
CFA Fr	Commuauté Financière Africaine franc (“West African franc”)
CIM	Canadian Institute of Mining & Metallurgy
cm	Centimeter
Co	Cobalt
Cr	Chromium
Cu	Copper
DFS	Definitive Feasibility Study, Full Feasibility Study (FFS) or the Technical Report
EW	East-West
Fe	Iron
Ga	Gallium
g Au/t	Grams of gold per tonne
GDP	Gross Domestic Product
km	Kilometer
km²	Square Kilometer
kWh	Kilowatt hours
m	Meter
m3	Cubic meter
M	Million

Ma	Million years
Mn	Manganese
Mo	Molybdenum
NE	Northeast
US	United States of America
Ni	Nickel
NNE	North-Northeast
NNW	North-Northwest
NS	North-South
NSR	Net Smelter Return Royalty
NW	Northwest
Pb	Lead
ppb	Parts per billion
ppm	Parts per million
pop.	Population
RAB	Rotary air blast (drilling)
SE	Southeast
SSE	South-southeast
RC	Reverse circulation (drilling)
SEDAR	System for Electronic Document Analysis and Retrieval
SSW	South-Southwest
t	Tonne
US	United States
VLF	Very low frequency
W	Tungsten (for the element)
W	West
Zn	Zinc

DEFINITIONS

Air Photo Imagery	Photographs taken from an airplane that are used to interpret geological information on the ground.

Airborne Magnetics	An airborne survey that measures the earth’s magnetic field. Used to interpret geological information on the ground.

g/t	Grams per tonne. Metric term for concentration of metal (e.g. gold) in grams per tonne.

Fault trend	The direction of a geological break (fault) on the ground.

IP	Induced polarization. A geophysical survey that measures the ground’s ability to hold an electrical current. This generally reflects the amount of sulphide minerals in the ground.

Landsat Satellite Imagery	Satellite images of the ground using up to eight different light frequencies. Images are used to interpret geological conditions on the ground.

Orpaillage Site	Local artisanal site where people extract gold by traditional means.

Satellite Radar Imagery	Images taken of the ground from a circum-navigational satellite. Uses radar technology that gives a high resolution, cloud free image.

CIM STANDARDS

An “Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

An “Indicated Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that it can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

CURRENCY

All dollar amounts referred to herein are in United States dollars, unless otherwise noted.